                                                               Exhibit (a)(1)(A)


                          Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
                                       of
                         Meridian Insurance Group, Inc.
                                       at
                          $20.00 Net Per Common Share
                                       by
                Meridian Insurance Group Acquisition Corporation
                          a wholly owned subsidiary of

                        American Union Insurance Company

  __________________________________________________________________________

          THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
    NEW YORK CITY TIME, ON FRIDAY, SEPTEMBER 29, 2000, UNLESS THE OFFER IS
                                   EXTENDED.
  __________________________________________________________________________

The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of common shares which, together with common shares owned by Gregory Mark Shepard ("Shepard"), American Union Insurance Company ("Parent") and Meridian Insurance Group Acquisition Corporation, a wholly owned subsidiary of Parent ("Purchaser"), constitute at least 50.1% of the voting securities of Meridian Insurance Group, Inc. (the "Company") outstanding or issuable under the Company's stock option plans, (2) the Company's redemption of its preferred share purchase rights, (3) Purchaser being satisfied, in its sole discretion, that the provisions of the Indiana Business Combination chapter are inapplicable to the Offer and the Proposed Merger described herein, (4) Purchaser being satisfied, in its sole discretion, that the provisions of the Indiana Control Share Acquisitions chapter are inapplicable to the proposed merger described herein, (5) Parent, Shepard and Purchaser having obtained all insurance regulatory approvals necessary for their acquisition of control of the Company and its insurance subsidiaries and affiliates on terms and conditions satisfactory to purchaser, in its sole discretion, and (6) Purchaser obtaining financing. See Section 14.

A Summary of the principal terms of the Offer appears on pages (i), (ii), (iii), and (iv). You should read this entire document carefully before deciding whether to tender your shares.

                                   IMPORTANT

Parent intends to continue to seek to negotiate with the Company with respect to the acquisition of the Company. If such negotiations result in a definitive merger agreement between the Company and Parent, certain material terms of the Offer may change. Accordingly, such negotiations could result in, among other things, termination of the Offer and submission of a different acquisition proposal to the Company's shareholders for approval.

If you wish to tender all or any part of your Common Shares, you should either
(i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have your signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile thereof) and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such Common Shares to the Depositary along with the Letter of Transmittal (or a facsimile thereof) or deliver such Common Shares pursuant to the procedures for book-entry transfers set forth in
Section 3 prior to the expiration of the Offer or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you have Common Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Common Shares.

If you desire to tender Common Shares and your certificates for such shares are not immediately available, or you cannot comply with the procedures for book-entry transfers described in this Offer to Purchase on a timely basis, you may tender such Common Shares by following the procedures for guaranteed delivery set forth in Section 3.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be obtained from the Information Agent.

August 31, 2000

                               SUMMARY TERM SHEET

This Summary Term Sheet is a brief summary of the material provisions of the offer being made by Meridian Insurance Group Acquisition Corporation, a wholly owned subsidiary of American Union Insurance Company, and is meant to help you understand the offer. This Summary Term Sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and the information contained in this Summary Term Sheet is qualified in its entirety by the fuller descriptions and explanations contained in the later pages of this Offer to Purchase. You are urged to carefully read the entire Offer to Purchase and related Letter of Transmittal prior to making any decision regarding whether to tender your shares.

Q. Who is offering to purchase my shares of common stock of Meridian Insurance Group, Inc.?

A. Meridian Insurance Group Acquisition Corporation, an Illinois corporation, formed solely to make the offer, is offering to purchase your shares of common stock of Meridian Insurance Group, Inc. Meridian Insurance Group Acquisition is a wholly owned subsidiary of American Union Insurance Company, an Illinois stock insurance company, that is in the property and casualty insurance business. See "Introduction" and Section 9.

Q. What is Meridian Insurance Group Acquisition seeking to purchase, at what price, and do I have to pay any brokerage or similar fees to tender?

A. Meridian Insurance Group Acquisition is offering to purchase all of the outstanding shares of common stock of Meridian Insurance Group, at a price of $20.00 per share, net to the seller in cash, without interest. If you are the record owner of your shares, you will not have to pay any brokerage or similar fees. However, if you own your shares through a broker or other nominee, your broker or nominee may charge you a fee to tender. You should consult your broker or nominee to determine whether any charges will apply. See "Introduction" and Section 9.

Q.   Why is Meridian Insurance Group Acquisition making this Offer?

A. Meridian Insurance Group Acquisition is making this offer because American Union Insurance Company wants to acquire control of Meridian Insurance Group. See "Introduction" and Section 12.

Q.   How long do I have to decide whether to tender into the offer?

A. You have until 5:00 P.M., New York City time, on September 29, 2000. Under certain circumstances, the offer may be extended. If the offer is extended, we will issue a press release announcing the extension on or before the first business morning following the date the Offer was scheduled to expire. See Section 1.

Q.   What are the most important conditions to the offer?

A.   The most important conditions to the offer are the following:

     . That Meridian Insurance Group shareholders validly tender and do not withdraw before the expiration of the offer enough shares of common stock of Meridian Insurance Group that, when added to the shares already owned by Gregory M. Shepard, the Chairman of the Board of Directors and President of American Union Insurance Company, Meridian Insurance Group Acquisition and Mr. Shepard will own at least a majority of the shares of Meridian Insurance Group outstanding or issuable under Meridian Insurance Group's stock option plans.

     . That Meridian Insurance Group's board of directors redeem the preferred share purchase rights at the redemption price of $0.005 per right.

     . That Meridian Insurance Group Acquisition is satisfied, in its sole discretion, that the provisions of Chapter 43 of the Indiana Business Corporation Law are inapplicable, so that Meridian Insurance

          Group Acquisition can consummate a proposed second step merger as soon as practicable following consummation of the offer, in which all remaining shareholders of Meridian Insurance Group would receive $20.00 for each share of common stock of Meridian Insurance Group owned by them.

     . That Meridian Insurance Group Acquisition is satisfied, in its sole discretion, that the provisions of Chapter 42 of the Indiana Business Corporation Law are inapplicable, to ensure that Meridian Insurance Group Acquisition will be able to vote the shares acquired in the Offer without restriction or limitation under Chapter 42 of the Indiana Business Corporation Law.

     . That Meridian Insurance Group Acquisition, through American Union Insurance Company, Gregory M. Shepard and Tracy M. Shepard, obtain financing sufficient to finance the purchase of all outstanding shares of common stock of Meridian Insurance Group at a price of $20.00 per share of common stock.

     . That Meridian Insurance Group Acquisition, American Union Insurance Company and Mr. Shepard obtain all insurance regulatory approvals necessary to acquire control of Meridian Insurance Group and its insurance subsidiaries, on terms and conditions satisfactory to Meridian Insurance Group Acquisition, in its sole discretion.

     . That the applicable Hart-Scott-Rodino pre-merger notification waiting period has expired.

     A fuller discussion of the conditions to consummation of the Offer may be found in the Introduction, and Sections 14 and 15 of this Offer to Purchase.

Q. Does Meridian Insurance Group Acquisition have the financial resources to make the payment?

A. Meridian Insurance Group Acquisition estimates that the total amount of funds required to purchase all outstanding shares of Meridian Insurance Group pursuant to the offer and to pay all related costs and expenses, will be approximately $135.9 million. Meridian Insurance Group Acquisition plans to obtain all funds needed for the offer through a capital contribution from American Union Insurance Company. American Union Insurance Company plans to obtain such funds from any and all sources available to it. Consummation of the offer is conditioned upon Meridian Insurance Group Acquisition obtaining financing in an amount to pay $20.00 per each share. Meridian Insurance Group Acquisition has no alternative financing arrangements or plans. See Section 10.

Q.   How do I accept the offer and tender my shares?

A. To tender your shares, you must completely fill out the enclosed Letter of Transmittal and deliver it, along with your share certificates, to the depositary identified in the Letter of Transmittal prior to the expiration of the offer. If your shares are held in street name (i.e., through a broker, dealer or other nominee), they can be tendered by your nominee through The Depository Trust Company. If you cannot deliver all necessary documents to The Depository Trust Company in time, you might be able to complete and deliver to the depositary, in lieu of the missing documents, the enclosed Notice of Guaranteed Delivery, provided you are able to fully comply with its terms. See Section 3.

Q.   If I accept the offer, when will I get paid?

A. Provided the conditions to the offer are satisfied and Meridian Insurance Group Acquisition consummates the offer and accepts your shares for payment, you will receive a check equal to the number of shares you tendered multiplied by $20.00 as promptly as practicable following the expiration of the offer. Meridian Insurance Group Acquisition expects that checks will be mailed out promptly following expiration of the offer. See
     Section 2.

Q.   Can I withdraw my previously tendered shares?

A. You may withdraw a portion or all of your tendered shares by delivering written, telegraphic, telex or facsimile notice to the Depositary (as that term is defined in the Introduction to the Offer to Purchase) prior to the expiration of the offer. Further, if Meridian Insurance Group Acquisition has not agreed to accept your shares for payment within 60 days of the commencement of the Offer, you can withdraw them at any time after that 60-day period until Meridian Insurance Group Acquisition does accept your shares for payment. Once shares are accepted for payment, they cannot be withdrawn. See Section 4.

Q. What does the board of directors of Meridian Insurance Group think of this offer?

A. Meridian Insurance Group's board of directors has not approved the offer or otherwise commented on it as of the date of mailing of this Offer to Purchase. Within ten business days after the date of this offer, Meridian Insurance Group is required by law to publish, send or give to you (and file with the Commission) a statement as to whether it recommends acceptance or rejection of this offer, that it has no opinion with respect to this offer or that it is unable to take a position with respect to this offer.

Q.   What will happen to Meridian Insurance Group?

A. If the offer is consummated, Meridian Insurance Group Acquisition intends to conclude a proposed second step merger with Meridian Insurance Group in which Meridian Insurance Group would become a wholly owned subsidiary of American Union Insurance Company and all shareholders of Meridian Insurance Group who did not tender their shares would receive $20.00 in cash for each share. See Section 12.

     You should also be aware that, if the offer is consummated, the number of shareholders of Meridian Insurance Group may be so small that Meridian Insurance Group shares may not be eligible for trading on the NASDAQ or any other national securities exchange. Also, depending on the remaining number of shareholders, Meridian Insurance Group may cease to comply with the rules and regulations promulgated by the Commission governing publicly-held companies. See Section 7.

Q. If I do not tender my shares but the tender offer is successful, what will happen to my shares?

A. As indicated above, if the tender offer is successful, Meridian Insurance Group Acquisition expects to conclude a merger transaction in which all remaining shareholders of Meridian Insurance Group at the time of the proposed merger, other than those who properly assert dissenters' rights (discussed immediately below and in Section 12), will receive $20.00 per share in cash for each share of Meridian Insurance Group common stock, without interest.

Q. Are dissenters' rights available in either the offer or the proposed merger?

A. Dissenters' rights are not available in the offer. However, if you choose not to tender and the offer is consummated, dissenters' rights may be available in the proposed merger of Meridian Insurance Group Acquistion and Meridian Insurance Group. If dissenters' rights are available, you choose to exercise your dissenters' rights and you comply with the applicable legal requirements, you will be entitled to the fair value of your shares. The fair value may be more or less than $20.00 per share.

     Dissenters' rights will not be available to shareholders in connection with the proposed merger if, at the date fixed to determine the shareholders entitled to notice of and to vote on the proposed merger, the common stock is registered on a national securities exchange or traded on NASDAQ. See
     Section 12.

Q. What are the United States federal income tax consequences of the transaction?

A. The receipt of cash by you in exchange for your shares pursuant to the offer or the subsequent merger proposed by Meridian Insurance Group Acquisition (or upon exercise of dissenters' rights) is a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. You will recognize capital gain or loss equal to the difference between your adjusted tax basis in the shares you tender and the amount of cash you receive for those shares. You should consult your tax advisor about the particular effect tendering will have on your shares. See Section 5.

Q.   What is the market value of my shares as of a recent date?

A. On August 29, 2000, the last full trading day before the commencement of the offer, the shares of Meridian Insurance Group closed on NASDAQ at $12.75. Please obtain a recent quotation for your shares prior to deciding whether or not to tender your shares. See Section 6.

Q.   Who can I call with questions?

A. You can call ChaseMellon Shareholder Services, L.L.C., Meridian Insurance Group Acquisition's Information Agent, at (888) 451-6741 (toll-free) with any questions you may have.

                               TABLE OF CONTENTS

SUMMARY OF THE OFFER                                                                             i

INTRODUCTION                                                                                     1

 1.  Terms of the Offer; Expiration Date......................................................   5
 2.  Acceptance for Payment and Payment for Common Shares.....................................   7
 3.  Procedures for Accepting the Offer and Tendering Common Shares...........................   8
 4.  Withdrawal Rights........................................................................  10
 5.  Material Federal Income Tax Consequences.................................................  11
 6.  Price Range of Shares; Dividends.........................................................  11
 7.  Possible Effects of the Offer on the Market for the Common Shares; Exchange Listing and
     Exchange Act Registration; Margin Regulations                                              13
 8.  Certain Information Concerning the Company...............................................  13
 9.  Certain Information Concerning Purchaser, Shepard and Parent.............................  15
10.  Source and Amount of Funds...............................................................  18
11.  Background of the Offer; Contacts with the Company.......................................  19
12.  Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations.......  22
13.  Dividends and Distributions..............................................................  25
14.  Conditions of the Offer..................................................................  25
15.  Certain Legal Matters; Regulatory Approvals; Certain Litigation..........................  28
16.  Fees and Expenses........................................................................  32
17.  Miscellaneous............................................................................  32

To the Holders of Common Stock of Meridian Insurance Group, Inc.:

                                 INTRODUCTION

Meridian Insurance Group Acquisition Corporation ("Purchaser"), an Illinois corporation and a wholly owned subsidiary of American Union Insurance Company, an Illinois stock insurance company ("Parent"), hereby offers to purchase all outstanding shares of common stock, no par value (the "Common Shares"), of Meridian Insurance Group, Inc., an Indiana corporation (the "Company"), at a price of $20.00 per Common Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

Tendering shareholders who have shares registered in their own name and who tender shares directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Common Shares by Purchaser pursuant to the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to a required backup federal income tax withholding of 31% of the purchase price payable to you pursuant to the Offer. Shareholders who hold their shares through a bank or broker should check with such institution as to whether or not it charges any fees applicable to a tender of shares. Purchaser will pay all charges and expenses of ChaseMellon Shareholder Services, L.L.C. as Depositary (the "Depositary"), and as Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 16.

The purpose of the Offer and the proposed second-step merger is to enable Parent to acquire control of, and the entire equity interest in, the Company. Parent intends to continue to seek to negotiate with the Company with respect to the acquisition of the Company. If such negotiations result in a definitive merger agreement between the Company and Parent, certain material terms of the Offer may change and Parent would not proceed with any solicitation with regard to the special meeting referred to below. Accordingly, such negotiations could result in, among other things, termination of the Offer and submission of a different acquisition proposal to the Company's shareholders for approval. Parent currently intends, as soon as practicable following consummation of the Offer, to seek to have the Company consummate a merger with and into Purchaser with the Company continuing as the surviving corporation (the "Proposed Merger"), pursuant to which each then remaining Common Share outstanding (other than Common Shares owned by Parent and Shepard, Common Shares held in the treasury of the Company, and, if shareholder dissenters' rights are available with respect to the Common Shares, Common Shares held by shareholders who perfect any dissenters' rights under the Indiana Business Corporation Act (the "Indiana Corporation Law")) would be converted into the right to receive $20.00 net per Common Share in cash.

In the event the Offer is terminated or not consummated, or after the expiration of the Offer and pending the consummation of the Proposed Merger, in accordance with applicable law and subject to the terms of any merger agreement that it may enter into with the Company, Parent or Shepard may explore any and all options which may be available to them. In this regard, and after expiration or termination of the Offer, Parent or Shepard may seek to acquire additional Common Shares, through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as they may determine, which, in the case of Common Shares, may be more or less than the price to be paid per Common Share pursuant to the Offer and could be for cash or other consideration.

In connection with the Offer and the Proposed Merger, Parent and the Purchaser intend, if necessary, to solicit proxies or consents to call a special meeting of shareholders of the Company (the "Special Meeting"). At the Special Meeting, shareholders would be asked to elect a slate of nominees who support the Offer and the Proposed Merger (the "Parent Nominees") and to remove all of the members of the Board of Directors of the Company (the "Company Board"). Under the Company By-laws (as defined below) (i) a Special Meeting may be called by the holders of at least 66.6% of all of the outstanding shares that are entitled to vote on any issue proposed to be considered at the meeting and (ii) the entire Company Board may be removed without cause upon the majority vote of a quorum at the Special Meeting unless a greater vote is required by law. Section 23-1-33-8 of the Indiana Corporation Law provides that, in the absence of cumulative voting, a director may be removed only if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director. Parent expects that, if elected, and subject to their fiduciary duties under applicable law, the Parent Nominees would cause the Company Board to approve the Proposed Merger and take any other actions necessary to permit the Offer and the Proposed Merger to be consummated. Such solicitation will be made pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"). See Section 12 "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations - The Company Articles and the Company By-laws."

The Offer does not constitute a solicitation of proxies for any meeting of the Company's shareholders. Any such solicitation which Parent or Purchaser might make would be made only pursuant to separate proxy materials complying with the requirements of the Exchange Act.

Certain Conditions to the Offer

The Offer is conditioned upon, among other things, the Rights Redemption Condition, the Minimum Condition, the Business Combination Condition, the Control Share Acquisitions Condition, the Insurance Regulatory Approval Condition, and the Purchaser Obtaining Financing Condition, each as defined below. The Offer is also subject to certain other conditions. See Section 14, which sets forth the conditions to consummation of the Offer, and Section 15, which discusses certain legal matters and regulatory consents and approvals.

The Rights Redemption Condition. Consummation of the Offer is conditioned upon the preferred share purchase rights (a "Right") being redeemed by the Company at the redemption price of $0.005 per right (the "Rights Redemption Condition").

Summary of Rights to Purchase Common Shares. On September 8, 1998, the Company Board adopted a Shareholder Rights Plan. Under the Plan, a dividend of one Right was paid to shareholders of record on September 28, 1998 for each outstanding Common Share. Each Right entitles the holder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company at a price of $75.00 per one-thousandth of a Preferred Share. If a person or group acquires 20% or more of the outstanding Common Shares (thereby becoming an Acquiring Person), each holder of a Right (except those held by the Acquiring Person and its affiliates and associates) will generally have the right to purchase Common Shares having value equal to two times the purchase price of the Right. In other words, the Rights' holders, other than the Acquiring Person, may purchase Common Shares or their equivalent at a 50 percent discount. The rights will expire on September 18, 2008, unless the expiration date is extended by amendment or unless the Rights are earlier redeemed or exchanged by the Company. Generally, the Rights cannot be bought, sold or otherwise traded separately from the Common Shares. Certificates for Common Shares carry a notation that indicates that Rights are attached to the Shares and that the terms of the Rights Agreement are incorporated therein. The foregoing description of the Shareholder Rights Plan is qualified in its entirety by reference to the full text of the Plan. (A full description and terms of the Rights Plan are set forth in a Rights Agreement dated September 18, 1998 between the Company and Harris Trust and Savings Bank, as Rights Agent which was filed on Form 8-K with the Securities and Exchange Commission ("SEC") on September 31, 1998.)

The Minimum Condition. Consummation of the Offer is conditioned upon there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of common shares which, together with common shares owned by Parent, Shepard and Purchaser, constitute at least 50.1% of the voting securities of the Company outstanding or issuable under the Company's stock option plans (the "Minimum Condition").

According to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the "Company 2000 10-Q") as of June 30, 2000, there were 7,852,411 Common Shares of the Company issued and outstanding. 3,811,500 of the Common Shares are currently held by Meridian Mutual Insurance Company ("Meridian Mutual"). See "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations - The Company Articles and the Company By-laws." According to the Company's definitive proxy statement on Schedule 14(a) filed with the SEC on April 7, 2000 (the "Company 2000 Proxy Statement"), as of March 10, 2000, directors and officers of the Company, as a group, held 430,901 Common Shares. In addition, according to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (the "Company 1999 10-K"), as of December 31, 1999, there were 575,991 Common Shares subject to options outstanding under the Company's stock option plans and up to 766,620 additional Common Shares available for issuance pursuant to the Company's stock option plans. According to the Company 2000 10-Q, stock options for 55,976 Common Shares were exercised and 7,758 restricted shares were granted in the six months ended June 30, 2000. According to a communication received by Shepard from the Company on July 27, 2000, there were 518,805 stock options outstanding as of June 30, 2000, and no stock options had been issued in year 2000 as of July 27, 2000.

Based on the foregoing, there would be 9,130,078 Common Shares outstanding, assuming the exercise of all outstanding stock options and the issuance of additional Common Shares available for issuance under the Company's stock option plans. Shepard currently owns an aggregate of 1,588,400 Common Shares, which were acquired in open-market transactions. Accordingly, if the above stated assumptions are correct, Purchaser believes that the Minimum Condition would be satisfied if an aggregate of 2,985,769 Common Shares are validly tendered pursuant to the Offer. Alternatively, if no outstanding stock options were exercised or restricted shares were granted after June 30, 2000, and no Common Shares were issued or acquired by the Company after June 30, 2000, Purchaser believes that the Minimum Condition would be satisfied if an aggregate of 2,345,658 Common Shares are validly tendered pursuant to the Offer.

The Business Combination Condition. Consummation of the Offer is conditioned upon Purchaser being satisfied, in its sole discretion, that the provisions of Chapter 43 of the Indiana Corporation Law (the "Business Combination Chapter") are inapplicable to the acquisition of Common Shares pursuant to the Offer and the Proposed Merger (the "Business Combination Condition").

The Proposed Merger, including its timing and details, is subject to, among other things, the provisions of the Indiana Corporation Law, including the Business Combination Chapter. In general, under the Indiana Corporation Law and the Company Articles (as defined below), the approval of the Company Board and the affirmative vote of the holders of a majority of the outstanding Common Shares (including any shares owned by Parent, Shepard or Purchaser), voting together as a single class, would be required to approve the Proposed Merger.

Further, the Business Combination Chapter generally provides that an Indiana corporation may not engage in a "Business Combination," defined to encompass a variety of transactions including mergers, with an "Interested Shareholder," defined generally as a person that is the owner of ten percent (10%) or more of the outstanding voting stock of the corporation, for five years after the shareholder became an Interested Shareholder, unless the Business Combination is approved by the corporation's board before the shareholder becomes an Interested Shareholder, or after the shareholder becomes an Interested Shareholder, upon the expiration of the five year period, the Business Combination is authorized by the affirmative vote of a majority of the outstanding voting stock, excluding that of the Interested Shareholder. See Section 15.

Section 4.06 of Article IV of the Company Articles, believed by Parent and Purchaser to have been filed with the Secretary of State of the State of Indiana in 1993, provides that as permitted by Section 23-1-43-22(1) of the Indiana Corporation Law, the Company expressly elects not to be governed by Section 23-1-43 of the Indiana Corporation Law relating to business combinations. A subsequent amendment to the Company Articles, filed with the Secretary of State of the State of Indiana on July 30, 1997, amending Article IV, failed to include
Section 4.06 of the Articles. On August 30, 2000, Parent, Shepard and Purchaser instituted a declaratory judgment action against the Company Board in the Southern District of Indiana claiming, inter alia, that the amendment to the Company Articles filed with the Secretary of State of the State of Indiana on July 30, 1997, was ineffective because the amendment did not in fact remove
Section 4.06 from the Company Articles. Alternatively, Parent, Shepard and Purchaser claim that if the amendment of the Company Articles was effective, the amendment is invalid because shareholder approval of the amendment was fraudulently obtained in violation of the Indiana Corporation Law and the rules and regulations of the SEC.

Accordingly, the Business Combination Condition will be satisfied if Purchaser, in its sole discretion, is satisfied that the provisions of the Business Combination Chapter are inapplicable to the acquisition of Common Shares pursuant to the Offer and the Proposed Merger for any reason.

The Control Share Acquisitions Condition. Consummation of the Offer is conditioned upon Purchaser being satisfied, in its sole discretion, that the provisions of Chapter 42 of the Indiana Corporation Law (the

"Control Share Acquisitions Chapter") are inapplicable to the acquisition of Common Shares pursuant to the Offer and to the Proposed Merger (the "Control Share Acquisitions Condition").

The Proposed Merger, including its timing and details, is subject to, among other things, the provisions of the Indiana Corporation Law, including the Control Share Acquisitions Chapter. Under Chapter 42 of the Indiana Corporation Law, with certain exceptions, a person proposing to acquire or acquiring voting shares of an "issuing public corporation" (which definition includes corporations having at least 100 shareholders and in which more than 10% of its shareholders are Indiana residents, more than 10% of its shares are owned by Indiana residents, or which have 10,000 or more shareholders who are Indiana residents) sufficient to entitle that person to exercise voting power within any of the ranges of one-fifth to less than one-third of all voting power, one-third but less than a majority of all voting power, or a majority or more of all voting power (a "Control Share Acquisition") may give a notice of such fact to the corporation containing certain specified data. The acquiring person may request that the directors call a special meeting of shareholders for the purpose of considering the voting rights to be accorded the shares so acquired ("Control Shares"), and the Control Shares have voting rights only to the extent granted by a resolution approved by the shareholders. That resolution must be approved by a majority of the votes entitled to be cast by each voting group entitled to vote separately on the proposal, excluding shares held by the acquiring person and shares held by management. Control Shares as to which the required notice has not been filed and any Control Shares not accorded full voting rights by the shareholders may be redeemed at fair market value by the corporation pursuant to the procedures adopted by the Corporation in its articles of incorporation or by-laws before a Control Share Acquisition has occurred. The Control Share Acquisitions Chapter also lists several circumstances in which it does not apply, including when a company's articles of incorporation expressly elect not to be governed by the Control Share Acquisition Chapter, which the Purchaser believes is applicable to the Proposed Merger.

Section 4.05 of Article IV of the Company Articles, believed by Parent and Purchaser to have been filed with the Secretary of State of the State of Indiana in 1993, provides that Section 23-1-42 of the Indiana Corporation Law shall not apply to control share acquisitions (as defined in the Indiana Corporation Law) of shares of the Company. A subsequent amendment to the Company Articles, filed with the Secretary of State of the State of Indiana on July 30, 1997, amending
Article IV, failed to include Section 4.05 of the Articles. On August 30, 2000, Parent, Shepard and Purchaser instituted a declaratory judgment action against the Company Board in the Southern District of Indiana claiming, inter alia, that the amendment to the Company Articles filed with the Secretary of State of the State of Indiana on July 30, 1997 was ineffective because the amendment did not in fact remove Section 4.05 from the Company Articles. Alternatively, Parent, Shepard and Purchaser claim that if the amendment of the Company Articles was effective, the amendment is invalid because shareholder approval of the amendment was fraudulently obtained in violation of the Indiana Business Corporation Act and the rules and regulations of the SEC.

Accordingly, the Control Share Acquisitions Condition will be satisfied if Purchaser, in its sole discretion, is satisfied that provisions of the Control Share Acquisitions Chapter are inapplicable to the acquisition of Common Shares pursuant to the Offer and Proposed Merger for any reason.

The Purchaser Obtaining Financing Condition. Consummation of the Offer is conditioned upon Purchaser obtaining financing in an amount to pay $20.00 cash per each of the Common Shares. Total consideration would be $135,656,000.

Parent, Shepard and Purchaser have not engaged a dealer manager in connection with the Offer or as financial advisor in connection with their effort to acquire the Company. Parent, Shepard and Purchaser have held discussions with various investment bankers and financial institutions regarding Parent's ability to finance the purchase of all outstanding Common Shares of the Company at a price of $20.00 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer dated August 31, 2000. Neither Parent, Purchaser nor Shepard makes guarantees regarding their ability to finance the purchase of all outstanding Common Shares of the Company at a price of $20.00 per Common Share, net to the Seller in cash. Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Depository and the Information Agent) in connection with the solicitation of tenders of Common Shares pursuant to the Offer.

The Insurance Regulatory Approval Condition. Consummation of the Offer is conditioned upon Parent, Shepard and Purchaser having obtained all insurance regulatory approvals necessary for their acquisition of control of the Company and the Company's insurance subsidiaries on terms and conditions satisfactory to Purchaser, in its sole discretion (the "Insurance Regulatory Approval Condition").

According to the Company 1999 10-K and other publicly available documents, the Company, which is domiciled in Indiana, directly or through its subsidiaries, owns one property-casualty insurance company domiciled in Indiana, one in Minnesota and one in Ohio. Accordingly, the acquisition of Common Shares satisfying the Minimum Condition pursuant to the Offer will require filings with, and approvals of, state insurance regulatory authorities (the "Insurance Commissions" or "Insurance Commissioners") under the respective insurance codes (the "Insurance Codes") of Indiana, Minnesota, and Ohio and Illinois pursuant to
Section 131.12 (a) of the Illinois Revised Code for informational purposes.

The Insurance Codes of Indiana, Minnesota and Ohio and the rules that have been promulgated thereunder each contain provisions applicable to the acquisition of "control" of a domestic insurer, including a presumption of control that arises from the ownership of ten percent (10%) or more of the voting securities of a domestic insurer or of a person that controls a domestic insurer. Generally, any person seeking to acquire voting securities, such as the Common Shares, in an amount that would result in such person controlling, directly or indirectly, a domestic insurer must, together with any person ultimately controlling such person, file with the relevant Insurance Commission certain information concerning the acquisition of control (generally known as a "Form A") and send a copy of each Form A to the domestic insurer. On the date of this Offer to Purchase, Parent, Shepard and Purchaser made Form A filings, including a copy of this Offer to Purchase and other related information with respect to the Offer, with the relevant Insurance Commissions and sent copies thereof to the relevant domestic insurer.

In Indiana, Minnesota and Ohio, the Form A filings trigger public hearing requirements and commence statutory periods within which decisions must be rendered approving or disapproving the acquisition of control of the Company by Parent, Shepard and Purchaser. The periods within which hearings must be commenced or decisions rendered generally do not begin until the relevant Insurance Commissioner has deemed the Form A filing complete. The Insurance Commissioner has discretion to request that additional information be furnished before it deems the Form A filing complete. The Insurance Codes provide certain statutory standards for the approval or the disapproval of the acquisition of control of the Company. However, the Insurance Codes also permit the Insurance Commissioners discretion in determining whether such standards have been met.

Certain other conditions to consummation of the Offer are described in Section 14 and Section 15. Purchaser expressly reserves the right in its sole discretion to waive any one or more of the conditions to the Offer. See Section 14 and
Section 15.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1. Terms of the Offer; Expiration Date.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Common Shares which are validly tendered prior to the Expiration Date (as hereinafter defined) and not properly withdrawn in accordance with Section 4. The term "Expiration Date" means 5:00 P.M., New York City time, on Friday, September 29, 2000, unless and until Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by Purchaser, shall expire. Upon the Expiration Date, the Purchaser will determine, based on circumstances then existing, whether there will be a subsequent offering period.

The Offer is conditioned upon, among other things, satisfaction of the Rights Redemption Condition, the Minimum Condition, the Business Combination Condition, the Control Share Acquisitions Condition, the Insurance Regulatory Approval Condition, and the Purchaser Obtaining Financing Condition. If any or all of such conditions are not satisfied or if any or all of the other events set forth in Section 14 shall have occurred prior to the Expiration Date, Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Common Shares tendered in the Offer and to terminate the Offer and return all tendered Common Shares to the tendering shareholders, (ii) waive or reduce the Minimum Condition or waive or amend any or all other conditions to the Offer to the extent permitted by applicable law, and, subject to complying with applicable rules and regulations of the SEC, purchase all Common Shares validly tendered, or (iii) extend the Offer and, subject to the right of shareholders to withdraw Common Shares until the Expiration Date, retain the Common Shares which have been tendered during the period or periods for which the Offer is extended.

Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time and regardless of whether any of the events specified in
Section 14 shall have occurred or shall have been determined by Purchaser to have occurred (i) to extend for any reason the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and (ii) to amend the Offer in any respect by giving oral or written notice of such amendments to the Depositary. During any such extension, all Common Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw its Common Shares in accordance with the procedures set forth in Section 4.

Subject to the applicable regulations of the SEC, Purchaser also expressly reserves the right, in its sole discretion, at any time and from time to time,
(i) to delay acceptance for payment of, or, regardless of whether such Common Shares were theretofore accepted for payment, payment for, any Common Shares pending receipt of any regulatory approval specified in Section 15 or in order to comply in whole or in part with any other applicable law, (ii) to terminate the Offer and not accept for payment any Common Shares if any of the conditions referred to in Section 14 has not been satisfied or if any of the events specified in Section 14 has occurred and (iii) to waive any condition or otherwise amend the Offer in any respect by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

Purchaser acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or return the Common Shares tendered promptly after the termination or withdrawal of the Offer, and (ii) Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of the preceding paragraph), any Common Shares upon the occurrence of any of the conditions specified in Section 14 without extending the period of time during which the Offer is open.

Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, with such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and l4e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a press release to the Dow Jones News Service.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and l4e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the changed terms or information. With respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business day period is required to allow for adequate dissemination to shareholders and investor response. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act. Accordingly, if, prior to the Expiration Date, Purchaser decreases the number of Common Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to holders of Common Shares, the Offer will be extended at least until the expiration of such ten (10) business day period.

Pursuant to Rule 14d-5 under the Exchange Act and Chapter 30 of the Indiana Corporation Law, requests are being made to the Company for the use of the Company's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Common Shares. Upon compliance by the Company with such request, this Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Common Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists for subsequent transmittal to beneficial owners of Common Shares.

Purchaser makes no provisions in connection with the Offer to grant affiliated or unaffiliated shareholders access to the corporate files of Parent or Purchaser or to obtain counsel at the expense of Parent or Purchaser.

2. Acceptance for Payment and Payment for Common Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will purchase, by accepting for payment, and will pay for, all Common Shares which are validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with Section 4) promptly after the later to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the regulatory conditions set forth in Section 14. Purchaser expressly reserves the right, in its discretion, to delay acceptance for payment of, or, subject to applicable rules of the SEC, payment for, Common Shares in order to comply in whole or in part with any applicable law. Purchaser understands that, in accordance with the applicable rules of the SEC, any delay in accepting Common Shares, regardless of cause, may not exceed a reasonable length of time. Accordingly, if it appears at the time that the Offer is scheduled to expire that any regulatory approvals specified in Section 14 hereof are not likely to be obtained within a reasonable length of time thereafter, Purchaser will either extend or terminate the Offer.

In all cases, payment for Common Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing Common Shares (the "Common Share Certificates"), or timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Common Shares, if such procedure is available, into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3, (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, or, in the case of a book-entry transfer, an Agent's Message (as defined below) and (iii) any other documents required by the Letter of Transmittal.

The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Common Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Common Shares validly tendered and not properly withdrawn if, as and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Common Shares for payment. Payment for Common Shares accepted pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting payments to such tendering shareholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, Purchaser's obligation to make such payment shall be satisfied and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Common Shares pursuant to the Offer. Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Common Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

Under no circumstance will interest on the purchase price for Common Shares be paid by Purchaser, regardless of any delay in making such payment.

If any tendered Common Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer because of an invalid tender or otherwise, Common Share Certificates evidencing unpurchased Common

Shares will be returned, without expense to the tendering shareholder (or, in the case of Common Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3, such Common Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

If, prior to the expiration date, Purchaser increases the consideration to be paid per Common Share pursuant to the Offer, Purchaser will pay such increased consideration for all such Common Shares purchased pursuant to the Offer, whether or not such Common Shares were tendered prior to such increase in consideration.

Purchaser reserves the right to transfer or assign, in whole at any time, or in part from time to time, to Parent, Shepard, or its affiliates, the right to purchase all or any portion of the Common Shares tendered pursuant to the Offer, provided that any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Common Shares validly tendered and accepted for payment pursuant to the Offer.

3. Procedures for Accepting the Offer and Tendering Common Shares.

Valid Tender of Common Shares. In order for Common Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (in the case of any book-entry transfer) and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (i) the Common Share Certificates evidencing tendered Common Shares must be received by the Depositary at one of such addresses or Common Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below.

The method of delivery of Common Share Certificates and all other required documents, including delivery through any Book-Entry Transfer Facility, is at the sole option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary will establish an account with respect to the Common Shares at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase, and any financial institution that is a participant in the Book-Entry Transfer Facility system may make book-entry delivery of Common Shares by causing a Book-Entry Transfer Facility to transfer such Common Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Common Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Common Shares, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the tendering shareholder must comply with the guaranteed delivery procedures described below. Delivery of documents to the book-entry transfer facility in accordance with the book-entry transfer facility's procedures does not constitute delivery to the Depositary.

Signature Guarantee. Signatures on all Letters of Transmittal must be guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution"), unless the Common Shares are tendered (i) by a registered holder of Common Shares who has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction I of the Letter of Transmittal.

If a Common Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Common Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Common Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name (s) of the registered holder(s) appear on the Common Share Certificate, with the signature(s) on such Common Share Certificate or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a shareholder desires to tender Common Shares pursuant to the Offer and such shareholder's Common Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Common Shares may nevertheless be tendered if all the following conditions are satisfied:

(i)   the tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser herewith, is received by the Depositary as provided below prior to the Expiration Date; and

(iii) in the case of a guarantee of Common Shares, the Common Share Certificates for all tendered Common Shares, in proper form for transfer, or a Book-Entry Confirmation, together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantee (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by such Letter of Transmittal, are received by the Depositary within three (3) National Association of Securities Dealers, Inc. ("NASDAQ") trading days after the date of execution of the Notice of Guaranteed Delivery. A trading day is any day on which securities are traded on the NASDAQ.

Any Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

In all cases, Common Shares shall not be deemed validly tendered unless a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) is received by the Depositary.

Notwithstanding any other provision hereof, payment for Common Shares purchased pursuant to the Offer will, in all cases, be made only after timely receipt by the Depositary of (i) the Common Share Certificates, evidencing such Common Shares, or a Book-Entry Confirmation of the delivery of such Common Shares, if available, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) (or in the case of a book-entry transfer, an Agent's Message) and (iii) any other documents required by the Letter of Transmittal.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Common Shares pursuant to any of the procedures described above will be determined by Purchaser in its sole discretion, whose determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of any Common Shares determined by it not to be in proper form or if the acceptance for payment of, or payment for, such Shares may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to Common Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Common Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived.

Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. None of Parent, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

Appointment as Proxy. By executing a Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of Purchaser as such shareholder's proxies, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Common Shares tendered by such shareholder and accepted for payment by Purchaser (and any and all noncash dividends, distributions, rights, other Common Shares, or other securities issued or issuable in respect of such Common Shares on or after the date of this Offer to Purchase). All such proxies shall be considered irrevocable and coupled with an interest in the tendered Common Shares. This appointment will be effective if, when, and only to the extent that, Purchaser accepts such Common Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Common Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given. The designees of Purchaser will, with respect to the Common Shares and other securities for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual, special, adjourned or postponed meeting of the Company's shareholders, by written consent or otherwise, and Purchaser reserves the right to require that, in order for Common Shares or other securities to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Common Shares, Purchaser must be able to exercise full voting rights with respect to such Common Shares.

Backup Federal Income Tax Withholding. To prevent backup Federal income tax withholding with respect to payment to certain shareholders of the purchase price for Common Shares purchased pursuant to the Offer and/or Proposed Merger, each such shareholder must provide the Depositary with such shareholder's correct Taxpayer Identification Number and certify that such shareholder is not subject to backup Federal income tax withholding by completing the substitute Form W-9 in the Letter of Transmittal. If backup withholding applies with respect to a shareholder, the Depositary is required to withhold thirty-one percent (31%) of any payments made to such shareholder. See Instruction 10 of the Letter of Transmittal.

Purchaser's acceptance for payment of Common Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

4. Withdrawal Rights.

Except as described in this Section 4, tenders of Common Shares made pursuant to the Offer are irrevocable. You may withdraw Common Shares that you have previously tendered in the Offer at any time prior to the Expiration Date if not accepted by Purchaser and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, you may also withdraw at any time after Friday, December 29, 2000.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Common Shares or is unable to accept Common Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Common Shares, and such Common Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Common Shares to be withdrawn, the number of Common Shares to be withdrawn, and the name of the registered holder, if different from that of the person who tendered such Common Shares. If Common Share Certificates evidencing Common Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Common Share Certificates, the serial numbers shown on such Common Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Common Shares have been tendered for the account of an Eligible Institution. If Common Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in
Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Common Shares and otherwise comply with such Book-Entry Transfer Facility's procedures.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Parent, Shepard, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Any Common Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Common Shares may be retendered at any time prior to the Expiration Date by following the procedures described in Section 3.

5. Material United States Federal Income Tax Consequences.

The following discussion is a summary of the material United States federal income tax consequences of the Offer and the Proposed Merger to holders of Common Shares who hold their Common Shares as capital assets. This summary is based upon laws, regulations, rulings and decisions in effect on the date hereof, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. The discussion set forth below is for general information only and may not apply to certain categories of holders of Common Shares subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"), including, but not limited to, broker-dealers, banks, tax-exempt organizations, insurance companies, holders who are not United States persons (as defined in Section 7701 (a) (30) of the Code) and holders who acquired such Common Shares pursuant to the exercise of employee stock options or otherwise as compensation. In addition, the discussion does not address the state, local or foreign tax consequences of the Offer and the Proposed Merger.

Each holder of Common Shares is urged to consult such holder's tax advisor with respect to the federal, state, local and foreign tax consequences of the Offer and the Proposed Merger.

General Tax Consequences of the Offer and the Proposed Merger. The receipt of cash for Common Shares pursuant to the Offer or the Proposed Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. For United States federal income tax purposes, each selling shareholder will recognize gain or loss equal to the difference between the amount of cash received and such shareholder's adjusted tax basis for the sold Common Shares. Such gain or loss will be capital gain or loss (assuming the Common Shares are held as a capital asset) and any such capital gain or loss will be long term if, as of the date of sale, the Common Shares were held for more than one year or will be short term if, as of such date, the Common Shares were held for one year or less.

Long-term capital gain of a taxpayer who is an individual, estate or trust is generally subject to a maximum federal tax rate of 20%. Taxpayers who are corporations may only deduct capital losses against capital gains. Other taxpayers may deduct up to $3,000 of capital losses per year against ordinary income, to the extent such taxpayer does not have sufficient capital gains to offset such capital loss. Any capital losses disallowed under these rules can be carried over to future tax years.

Backup Withholding. Unless a shareholder of the Company complies with certain reporting or certification procedures or is an "exempt recipient" (i.e., in general, corporations and certain other entities) under applicable provisions of the Code and Treasury Regulations promulgated thereunder, such shareholder may be subject to withholding tax of thirty-one percent (31%) with respect to the cash payments received pursuant to the Offer and/or the Proposed Merger. Back-up withholding is not additional tax and may be claimed as a credit against your United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service. Shareholders should consult their brokers or the Depositary to ensure compliance with such procedures. A foreign shareholder of the Company should consult its tax advisor with respect to the application of withholding rules to it with respect to the cash payments received pursuant to the Offer and/or the Proposed Merger.

6. Price Range of Shares; Dividends.

According to the Company 1999 10-K, the Common Shares are listed and traded principally on the NASDAQ, and quoted under the symbol "MIGI" according to published financial sources. The following table sets forth, for the periods indicated the high and low closing sales prices of the Common Shares on the NASDAQ Composite Tape and the amount of cash dividends paid per Common Share, as reported in the Company 1999 10-K for the periods in 1998 and 1999, and as reported by published financial sources with respect to periods in 2000 (prices have been adjusted to reflect the 10% stock dividends declared in December 1998 and 1999):

-------------------------------------------------------------------------------------------------
                                2000                       1999                     1998
-------------------------------------------------------------------------------------------------
                       HIGH SALE   LOW SALE       HIGH SALE   LOW SALE     HIGH SALE   LOW SALE
                         PRICE       PRICE          PRICE       PRICE        PRICE       PRICE
-------------------------------------------------------------------------------------------------
First Quarter            $14.03      $12.25         $18.41      $13.64       $16.32      $13.64
-------------------------------------------------------------------------------------------------
Second Quarter           $14.25      $11.25          15.46       13.30        16.84       14.77
-------------------------------------------------------------------------------------------------
Third Quarter                 -           -          16.19       14.77        18.18       14.77
-------------------------------------------------------------------------------------------------
Fourth Quarter                -           -          15.34       12.00        18.41       13.22
-------------------------------------------------------------------------------------------------

The high and low sale prices for the Company's Common Shares as reported on the NASDAQ Composite Tape in published financial sources for the period July 1, 2000, through August 29, 2000, were: High --- $13.38, Low--$11.88.

According to the Company 2000 10-Q, as of June 30, 2000, there were 7,852,411 Common Shares of the Company issued and outstanding: 3,811,500 of the Common Shares are currently held by Meridian Mutual. According to the Company 2000 Proxy Statement, as of March 10, 2000, directors and officers of the Company, as a group held 430,901 Common Shares. In addition, according to the Company 1999 10-K, as of December 31, 1999, there were 575,991 Common Shares subject to options outstanding under the Company's stock option plans and up to 766,620 additional Common Shares available for issuance pursuant to the Company's stock option plans. According to the Company 2000 10-Q, there were 7,758 restricted shares granted in the first six months of 2000. According to a communication received by Shepard from the Company on July 27, 2000, there were 518,805 stock options outstanding as of June 30, 2000, and no stock options had been issued in year 2000 as of July 27, 2000.

Based on the foregoing, there would be 9,130,078 Common Shares outstanding, assuming the exercise of all outstanding stock options and the issuance of additional shares available for issuance under the stock option plans.

On August 29, 2000, the last trading day prior to the announcement of the Offer, the last reported sale price of the Common Shares on the NASDAQ Composite Tape was $12.75 per Common Share. Shareholders are urged to obtain current market quotations for the Common Shares. Shareholders are urged to obtain a current market quotation for the common shares.

Quarterly cash dividends paid on each Common Share during 1998, 1999 and 2000 were as follows:

-------------------------------------------------------------------------
                                    2000           1999           1998
-------------------------------------------------------------------------
First Quarter                      $ .08          $ .07          $ .06
-------------------------------------------------------------------------
Second Quarter                     $ .08            .07            .07
-------------------------------------------------------------------------
Third Quarter                      $ .08            .08            .07
-------------------------------------------------------------------------
Fourth Quarter                         -            .08            .07
-------------------------------------------------------------------------

The Company 1999 10-K states that the Company issued a stock dividend of 658,493 shares on January 6, 1999 and a stock dividend of 721,872 shares on January 11, 2000.

The continued payment of dividends by the Company is reviewed quarterly by the Company Board in relation to changes in the financial condition and results of operations of the Company. The ability of the company to pay dividends is dependent upon the receipt of dividends from its insurance company subsidiaries, which are subject to state laws and regulations which restrict their ability to pay dividends.

7. Possible Effects of the Offer on the Market for the Common Shares; Exchange Listing and Exchange Act Registration; Margin Regulations.

Purchaser's purchase of Common Shares pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly and could reduce the number of holders of Common Shares, which could adversely affect the liquidity and market value of the remaining Common Shares held by the public. Following consummation of the Offer, a large percentage of the outstanding Common Shares will be owned by Purchaser.

According to the NASDAQ's published guidelines, the NASDAQ would consider delisting the Common Shares if, among other things, the number of record holders of at least 100 Common Shares should fall below 1,200, the number of publicly held Common Shares (exclusive of holdings of officers, directors and their families and other concentrated holdings of ten percent (10%) or more (the "NASDAQ Excluded Holdings")) should fall below 600,000 or the aggregate market value of publicly held Common Shares (exclusive of NASDAQ Excluded Holdings) should fall below $5,000,000. If, as a result of the purchase of Common Shares pursuant to the Offer or otherwise, the Common Shares no longer meet the requirements of the NASDAQ for continued listing and the listing of the Common Shares is discontinued, the market for the Common Shares could be adversely affected.

If the NASDAQ were to delist the Common Shares, it is possible that the Common Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or through the NASDAQ or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Common Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. Purchaser cannot predict whether the reduction in the number of Common Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Common Shares or whether it would cause future market prices to be higher or lower than the Offer Price.

The Common Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Common Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Common Shares. In such case, the Common Shares would no longer continue to be "margin securities." The termination of registration of the Common Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Common Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders' meetings pursuant to Section 14(a) and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Common Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act.

The Common Shares are currently "margin securities," as such term is defined under the rules of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. It is unlikely that the Common Shares will continue to be "margin securities" following consummation of the Offer.

8. Certain Information Concerning the Company.

The information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or based upon the Company 1999 10-K, the Company 2000 10-Q and other publicly available documents and records on file with the SEC and other public sources. None of Parent, Shepard, Purchaser, the Depositary or the Information Agent assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Shepard, Purchaser, the Depositary or the Information Agent.

According to information filed by the Company with the SEC, the Company is an Indiana corporation whose principal executive offices are located at 2955 North Meridian Street, Indianapolis, Indiana 46206. Its telephone number at such offices is (317) 931-7000. As of December 31, 1999, the Company had approximately 600 employees according to the Company 1999 10-K.

The Company, through its subsidiaries, provides property-casualty insurance products exclusively in the United States and primarily in the mid-western states.

According to the Company 2000 10-Q, as of June 30, 2000, there were 7,852,411 Common Shares of the Company issued and outstanding: 3,811,500 of the Common Shares are currently held by Meridian Mutual. According to the Company 2000 Proxy Statement, as of March 10, 2000, directors and officers of the Company, as a group held 430,901 Common Shares. In addition, according to the Company 1999 10-K, as of December 31, 1999, there were 575,991 Common Shares subject to options outstanding under the Company's stock option plans and up to 766,620 additional Common Shares available for issuance pursuant to the Company's stock option plans. According to the Company 2000 10-Q, stock options for 55,976 Common Shares were exercised and 7,758 restricted shares granted in the six months ended June 30, 2000. According to a communication received by Shepard from the Company on July 27, 2000, there were 518,805 stock options outstanding as of June 30, 2000, and no stock options had been issued in the year 2000 as of July 27, 2000.

Based on the foregoing, there would be 9,130,078 Common Shares outstanding, assuming the exercise of all outstanding stock options and the issuance of additional shares available for issuance under the stock option plans.

Shepard currently owns an aggregate of 1,588,400 Common Shares, which were acquired in open-market transactions. Shepard and his affiliates purchased 349,500 Common Shares during the past two years at a price range of $13.67 per share to $15.19 per share. The average purchase price during such two year period was $14.97.

For information concerning the trading market and price of the Common Shares, see Section 6 -- "Price Range of Shares; Dividends." For information concerning the frequency and amount of dividends paid during the past two years with respect to the Common Shares and any restrictions on the current or future ability of the Company to pay dividends, see Section 6 - "Price Range of Shares; Dividends."

Financial Information. Set forth below is certain selected consolidated financial information relating to the Company and its subsidiaries which has been excerpted or derived from the financial statements contained in the Company 1999 10-K, the Company 2000 10-Q, and other documents filed by the Company with the SEC. More comprehensive financial information is included in, and the financial information that follows is qualified in its entirety by reference to, the Company 1999 10-K, the Company 2000 10-Q and such other documents filed by the Company with the SEC. The Company 1999 10-K, the Company 2000 10-Q and such other documents may be examined at and copies may be obtained from the offices of the SEC or the NASDAQ in the manner set forth below.

                        MERIDIAN INSURANCE GROUP, INC.
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                (In Thousands, Except Per Common Share Amounts)

----------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:                        At or for the Six Months         At or for the Year Ended December 31,
-----------------------------------------                                  -------------------------------------------
                                             Ended March June 30, 2000        1999            1998            1997
----------------------------------------------------------------------------------------------------------------------
Total revenues                                        125,644                222,429        213,717          216,478
----------------------------------------------------------------------------------------------------------------------
Net income                                              3,499                  7,251         12,151            6,921
----------------------------------------------------------------------------------------------------------------------
Earnings per Common Share (diluted) (1)                   .44                    .90           1.50              .85
----------------------------------------------------------------------------------------------------------------------
Cash Dividends per Common Share (1)                       .16                    .30            .27              .26
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Total investments                                     294,504                299,578        313,822          308,427
----------------------------------------------------------------------------------------------------------------------
Total assets                                          406,543                398,223        408,858          413,586
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Loss and loss adjusting expenses                      150,390                145,962        154,253          169,802
----------------------------------------------------------------------------------------------------------------------
Total liabilities                                     273,057                261,414        266,889          281,692
----------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                            133,486                136,809        141,969          131,891
----------------------------------------------------------------------------------------------------------------------

(1) Adjusted to reflect the 10% stock dividends declared in December 1998 and 1999.

The Company is subject to the information and reporting requirements of the Exchange Act and is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the SEC. These reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC located in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at prescribed rates at the following regional offices of the SEC: Seven World Trade Center, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material may also be obtained by mail, upon payment of the SEC's customary fees, from the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains an Internet web site at http://www.sec.gov that contains reports, proxy statements and other information. Reports, proxy statements and other information concerning the Company should also be available for inspection at the offices of NASDAQ, 9513 Key West Avenue, Rockville, Maryland 20850.

9. Certain Information Concerning Purchaser, Shepard and Parent.

Purchaser, an Illinois corporation formed solely to make the Offer and a wholly owned subsidiary of Parent, is offering to purchase all of the Common Shares of the Company.

Purchaser. Purchaser is a newly incorporated Illinois corporation organized in connection with the Offer and the Proposed Merger and has not carried on any activities other than in connection with the Offer and the Proposed Merger. The principal offices of Purchaser are located at 303 East Washington Street, Bloomington, Illinois 61701. Its telephone number at such offices is (309) 829-1061. Purchaser is a wholly owned subsidiary of Parent. Until immediately prior to the time that Purchaser will purchase Common Shares pursuant to the Offer, it is not expected that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Proposed Merger. Because Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding Purchaser is available.

Gregory M. Shepard. Shepard is a citizen of the United States of America and resides at 15 Country Club Place, Bloomington, Illinois 61701. His principal occupation for the past 5 years is Chairman and President of Parent. In addition, Shepard was Chairman and Chief Executive Officer of Illinois HealthCare Insurance Company, an Illinois life, accident and health insurance company, with health maintenance organization authority from its founding in 1997 to June 30, 2000, when it voluntarily entered into an Order of Liquidation with the Illinois Department of Insurance. Parent is located at 303 East Washington Street, Bloomington, Illinois 61701. Shepard's telephone number at such office is (309) 557-1210.

Shepard owns 50% of the common stock of Parent. The remaining 50% of the common stock is owned by Tracy M. Shepard, who is Executive Vice President and a Director of Parent. Tracy M. Shepard is a brother of Shepard. Shepard and Tracy
M. Shepard are the ultimate controlling persons of Parent.

Shepard has been a Director of Parent since 1982, and Chairman of the Board since 1985 when he succeeded his father, Trent A. Shepard. Shepard was Vice President of Parent from 1981 to 1985 and has served as President of Parent since 1985. Shepard also served as Chief Executive Officer and Chairman of the Board of Illinois HealthCare from 1997 until June 30, 2000.

Shepard has not been convicted in a criminal proceeding during the past five years. Shepard became a party to a consent decree issued by the SEC on May 11, 2000. The consent decree states that during April 1999, Shepard, through Parent, purchased shares of the Company on the open market during the pendency of a tender offer by Parent for shares of the Company in violation of Rule 10b-13. Shepard, without admitting or denying the findings, consented to the entry of the consent decree stating that Shepard should cease and desist from committing any violation, or future violation, of Rule 14e-5 (formerly Rule 10b-13) of the Exchange Act.

Tracy M. Shepard. Tracy M. Shepard is a citizen of the United States of America and resides at Rural Route 1, Bloomington, Illinois 61704. His principal occupation for the past five years is Executive Vice President and a Director of Parent. Parent is located at 303 East Washington Street, Bloomington, Illinois 61701. Tracy M. Shepard's telephone number at such office is (309) 557-1255.

Tracy M. Shepard owns 50% of the common stock of Parent. The remaining 50% of the common stock is owned by Shepard, the brother of Tracy M. Shepard. Shepard and Tracy M. Shepard are the ultimate controlling persons of Parent.

Parent. Parent is a corporation originally chartered in the state of Illinois in 1916, by L.F. Shepard, as Union Automobile Insurance Association and it adopted its present name in 1998. In 1995, Parent formed a subsidiary property-casualty insurance company, Union Automobile Indemnity Company. The principal offices of Parent are located at 303 East Washington Street, Bloomington, Illinois 61701. Its telephone number at such offices is (309) 829-1061. In the second half of 1995, Union Automobile Indemnity reinsured Parent's independent agency-produced business in force which represented over 99% of Parent's direct premiums written. At year end 1995, Union Automobile Indemnity had over 36 million in direct premiums written, 64,000 policies in force and Parent and its subsidiaries had over 130 employees. In 1996, Parent's operations were revised to a direct marketing of private passenger automobile basis. Ownership of Union Automobile Indemnity was subsequently transferred by Parent to Unitrin, Inc. ("Unitrin") in a share exchange effective January 1, 1997. On June 30, 1999, American Union Financial Corporation, an Illinois business corporation whose principal business was to serve as a holding company for Parent, was merged with and into Parent.

In 1959, Parent formed American Union Life Insurance Company. American Union Life was licensed as an Illinois stock life, accident and health insurance company in 1961. In 1964, American Union Life began marketing individual accident and health products. In 1998, American Union Life entered into an Assumption Reinsurance Agreement to reinsure all of its non-annuity business in force. On December 31, 1999 American Union Life with less than 100 accident and health policies in force was merged with and into Parent.

As an individual and as a privately owned insurance company, Shepard and Parent are not subject to the information and reporting requirements of the Exchange Act and are not required to file reports and other information with the SEC relating to their business, financial condition and other matters. However, Shepard and Parent report financial and other information to the Illinois Department of Insurance on at least an annual basis and are subject to periodic reviews by that Department. Information should be on file and available for inspection at the offices of the Illinois Department of Insurance, 320 West Washington Street, Springfield, Illinois 62767. In addition, Purchaser and Parent have filed a Schedule TO with the SEC in connection with the offer. The Schedule TO and the exhibits filed therewith contain certain financial and other information regarding Purchaser and Parent. The Schedule TO should be available for inspection at the public reference facilities of the SEC located in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at prescribed rates at the following regional offices of the SEC: Seven World Trade Center, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material may also be obtained by mail, upon payment of the SEC's customary fees, from the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains an Internet web site at http://www.sec.gov that contains reports, proxy statements and other information.

Directors and Officers of Parent and Purchaser. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment's for the past five years for each director and officer of Purchaser and Parent. Each such person is a citizen of the United States of America and the business address of each such person is c/o American Union Insurance Company, 303 East Washington Street, Bloomington, Illinois 61701. None of such persons has been convicted in a criminal proceeding during the past five years. Except as provided in this Section 9, none of such persons has been a party to any judicial or administrative proceeding during the past five years.

As of August 30, 2000, Shepard and Tracy M. Shepard were the only directors and officers of Purchaser.

Tracy M. Shepard has been a Director of Parent since 1985. He served as Vice President of Parent from 1983 to 1985 and as Executive Vice President since 1985.

Patrick F. Busch has been a Director of Parent since 1992. Mr. Busch has been an Executive Vice President with Heartland Bank and Trust Company of Carlock, Illinois since 1995 and prior to that he had been a Sr. Vice President of Loans with Commerce Bank of Bloomington, Illinois.

Merrick C. Hayes has been a Director of Parent since July 26, 2000. Mr. Hayes has been an attorney with Hayes, Hammer, Miles, Cox & Ginzkey of Bloomington, Illinois for more than five years.

Mark A. Weaver has been a Director of Parent since 1992. Mr. Weaver has been Chairman of the Board of Directors and President, Carpet Weavers of Bloomington, Illinois since 1989.

The following table sets forth certain information regarding the officers of
Parent:

     Name                     Office or Position Held
     ----                     -----------------------
     Gregory M. Shepard       Chairman and President
     Tracy M. Shepard         Executive Vice President
     Fred H. Backsmeier       Vice President-Underwriting
     Wm. Mark Dalton          Vice President-Claims and Secretary

The Parent had six full-time employees as of August 30, 2000, including Shepard, Tracy M. Shepard and Fred H. Backsmeier.

For biographical information concerning Shepard and Tracy M. Shepard, see above.

Wm. Mark Dalton has served as Vice President-Claims and Secretary since 1998. Mr. Dalton also had been Group Vice President and Secretary of American Union Life from 1997 to 1999. Mr. Dalton has held various positions with the Parent or its affiliates since 1992.

Fred H. Backsmeier has served the Parent or Union Automobile Indemnity in various auto underwriting capacities since 1963. He was elected to his current position in 1998.

Set forth below are certain supplemental financial highlights relating to Parent. Additional financial information is included in other documents filed by Parent with the Illinois Department of Insurance. The financial information summary set forth below is qualified in its entirety by reference to such other documents which have been filed with the Department, including the financial information and related notes contained therein, which are incorporated herein by reference. These documents may be inspected at and copies may be obtained from the offices of the Department in the manner set forth above.

                 AMERICAN UNION INSURANCE COMPANY (PARENT) (1)
                        SELECTED FINANCIAL INFORMATION

-----------------------------------------------------------------------------------------------
                                                                                 At or for the
                                      At or for the Year Ended December 31,    Six Months Ended
-----------------------------------------------------------------------------------------------
                                         1997          1998          1999       June 30, 2000
-----------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
-----------------------------------------------------------------------------------------------
Premiums earned                           58,936       562,760     5,508,372         295,670
-----------------------------------------------------------------------------------------------
Net investment income earned           3,327,522     8,734,972     4,180,713       2,156,346
-----------------------------------------------------------------------------------------------
Net realized capital gains                     0     3,577,329    20,805,348               0
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
Net investment gains                   3,327,522    12,312,301    24,986,061        2,156,346
-----------------------------------------------------------------------------------------------
Total underwriting gains (losses)       (137,164)     (413,265)   (1,609,326)        (241,895)
-----------------------------------------------------------------------------------------------
Other income                                   0         2,189     2,145,312                0
-----------------------------------------------------------------------------------------------
Net income                             3,190,358    11,901,225    25,522,047        1,914,451
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
-----------------------------------------------------------------------------------------------
1.  Ledger Assets                     78,962,251    82,948,578   105,551,423      104,649,308
-----------------------------------------------------------------------------------------------
2.  Non-Ledger Assets                 55,623,775    33,762,690    24,533,059        4,962,264
-----------------------------------------------------------------------------------------------
3.  Assets Not Admitted              105,677,001   104,039,705    91,184,302       77,402,514
-----------------------------------------------------------------------------------------------
Net Admitted Assets (1+2-3)           28,909,025    12,671,563    38,900,180       32,209,058
-----------------------------------------------------------------------------------------------
Total Liabilities                      1,541,053     6,999,104    12,935,200       10,486,350
-----------------------------------------------------------------------------------------------

(1) Financial information presented in accordance with statutory accounting principles for Parent. Such financial information is prepared in accordance with accounting principles prescribed or permitted by the National Association of Insurance Commissioners and the Illinois Department of Insurance and differs from financial information prepared under generally accepted accounting principles ("GAAP").

During the past 60 days, neither Parent nor Shepard effected transactions in the equity securities of the Company. Except as set forth in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the persons listed as officers or directors thereof, except Shepard, nor any associate or majority-owned subsidiary of such persons, beneficially owns any equity security of the Company, and none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the other persons referred to above, or any of the respective directors, officers or affiliates of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

Except as set forth in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the persons listed as directors or officers thereof has any agreement, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, agreement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies. For information concerning Shepard's intention to contribute his current ownership of the Common Shares to Parent, see Section 12 -- "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations."
Except as set forth in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the persons listed as directors or officers thereof has had any transactions with the Company, or any of its executive officers, directors or affiliates that would require reporting under the rules of the SEC.

Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions during the past two years between Parent or Purchaser, or their respective subsidiaries, or, to the best knowledge of Parent or Purchaser, any of the persons listed as directors or officers hereto, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors, or a sale or other transfer of a material amount of assets that would require reporting under the rules of the SEC. For information relating to American Union Financial Corporation's Dutch Tender Offer for Common Shares of the Company, see Section 11 - "Background of the Offer; Contacts with the Company."

10. Source and Amount of Funds.

Purchaser estimates that the total amount of funds required to purchase all Common Shares pursuant to the Offer and to pay all related costs and expenses, will be approximately $135.9 million. Purchaser plans to obtain all funds needed for the Offer through a capital contribution from Parent. Parent plans to obtain such funds from any and all sources available to Parent. Consummation of the Offer is conditioned upon Purchaser obtaining financing in an amount to pay $20.00 per each of the Common Shares. Neither Parent, Purchaser nor Shepard makes guarantees regarding their ability to finance the purchase of all outstanding Common Shares of the Company at a price of $20.00 per Common Share, net to the Seller in cash. Purchaser has no alternative financing arrangements or plans.

For an itemized statement of all expenses incurred or estimated to be incurred by Purchaser and Parent, see Section 16 -- "Fees and Expenses."

11. Background of the Offer; Contacts with the Company.

During the summer of 1996, Shepard, Chairman and President of Parent, and representatives of the Company held discussions regarding the sale of Union Automobile Indemnity Company to the Company. In connection with the possible sale, Shepard began an analysis of the Company as an investment. Shepard and his affiliates began purchasing the Company's Common Shares on July 2, 1996 after a preliminary analysis indicated the Common Shares were undervalued. Subsequently, the Common Shares purchased by Shepard's affiliates were transferred to Shepard.

As of the January 1, 1997, the effective date of the sale of Union Automobile Indemnity Company to Unitrin, Shepard, directly or indirectly, owned 9.99% of the Company's outstanding Common Shares.

In January 1997, Shepard and affiliates sought approval to increase their ownership position to 14.99% of the Company's outstanding Common Shares. Approval was received from the Indiana, Ohio and Minnesota Departments of Insurance on March 24, 1997, May 29, 1997 and July 8, 1997, respectively.

On March 5, 1997, the Company filed a complaint in the United States District Court for the Southern District of Indiana, Indianapolis Division against Parent and its affiliates alleging Parent and its affiliates should have been reporting under Section 13(d), 15 U.S.C. (S) 78 m (d), of the Securities Exchange Act of 1934, as amended (the "Exchange Act") rather than under Section 13(g) of the Exchange Act. In July 1998, the Company and Parent and its affiliates entered into a Settlement Agreement of the complaint whereby the action was dismissed with prejudice with each party to bear its own costs. Parent and its affiliates agreed as part of the Settlement Agreement to file a Schedule 13(d) by August 31, 1998.

On August 8, 1998, Shepard and his affiliates, owning 14.99% of the Company's outstanding Common Shares as of June 30, 1998, sought approval to increase their ownership position to 19.99% of the Company's outstanding Common Shares. Approval was received from the Indiana and Minnesota Departments of Insurance in December 1998 and from the Ohio Department of Insurance in February 1999 (the "Department Approvals").

On April 2, 1999, American Union Financial Corporation made a Dutch Tender Offer for up to 350,000 Common Shares of the Company for prices of $14.50 to $18.50 per share. Responding to an inquiry from the SEC, on April 30, 1999, American Union Financial terminated the Dutch Tender Offer which had not been filed with the SEC. In settlement of the SEC proceeding regarding the Dutch Tender Offer on May 11, 2000, Shepard entered into a consent decree pursuant to Rule 240 of the Rules of Practice of the SEC which ordered that Shepard cease and desist from committing or causing any violation, and any future violation, of Rule 14e-5 of the Exchange Act.

On May 25, 1999, Norma J. Oman, President and Chief Executive Officer of the Company, telephoned Shepard to express the Company's interest in having a general discussion. On June 3, 1999, Shepard met with representatives of the Company in Indianapolis, Indiana to discuss Shepard's interest in the Company. Ms. Oman and Ramon L. Humke, Chairman of the Company, asked Shepard if he had any plans or proposals for the Company. Shepard replied that he did not. Oman and Humke asked Shepard that if he had any plans or proposals in the future would he communicate them to Ms. Oman.

On April 10, 2000, Shepard telephoned Ms. Oman to express Shepard's desire for a general discussion regarding the Company and its prospects.

On April 12, 2000, Shepard met with Ms. Oman and Steven R. Hazelbaker, Vice President, Chief Financial Officer and Treasurer of the Company, in Indianapolis, Indiana, and discussed a number of ideas for enhancing the Company's shareholder value. Shepard expressed Parent's interest in a possible transaction with the Company and Meridian Mutual Insurance Company (collectively, "Meridian"). Ms. Oman thanked Shepard for his ideas for maximizing the shareholder value of the Company and indicated she would call Shepard back regarding a possible transaction with Parent.

On May 10, 2000, Shepard was the only non-officer shareholder to attend the Company's Annual Meeting of Shareholders in Indianapolis, Indiana. The Annual Shareholders Meeting lasted less than 10 minutes.

On May 12, 2000, Shepard sent Ms. Oman a letter raising a number of issues for enhancing the Company's shareholder value. Shepard once again asked that he be afforded an opportunity to meet with Ms. Oman in Indianapolis.

On May 16, 2000, Ms. Oman responded to Shepard's letter in writing but declined to schedule a meeting with Shepard.

On May 19, 2000, Shepard called Ms. Oman and she informed him via telephone that the respective boards of Meridian had rejected Parent's indication of interest and that neither Ms. Oman nor anyone else at Meridian had the authority to discuss the matter further.

Early in the morning on August 30, 2000, Shepard made a personal visit to the Company's Indianapolis, Indiana offices to attempt to meet with Ms. Oman and negotiate an agreement. Upon his arrival, Ms. Oman informed Shepard that neither she or other members of the Company were interested in discussing Parent's possible interest in a transaction. Shepard then delivered the following letter:


August 30, 2000

Mr. Ramon L. Humke
Chairman of the Board
Meridian Insurance Group, Inc.
2955 North Meridian Street
Indianapolis, Indiana

Ms. Norma J. Oman
President and Chief Executive Officer
Meridian Insurance Group, Inc.
2955 North Meridian Street
Indianapolis, Indiana

Dear Ramon and Norma:

I am writing to give you advance notice that today American Union Insurance Company will announce a cash tender offer for all the outstanding shares of common stock of Meridian Insurance Group, Inc. The offer is for $20 per share, which represents a premium of 57% over Tuesday's closing price.

We are taking these steps because our efforts to effect a merger with Meridian Group through negotiations with you and your Board have been consistently frustrated. We have spoken several times on this subject, and I have tried to persuade you of the great advantages of a combination of our two companies.

As you know, we are convinced that there is compelling business logic for this combination that will be beneficial to the shareholders, employees, management, agents and policyholders of both organizations. I deeply regret we have so far been unable to persuade you of this. Let me repeat the reasons:

     . American Union Insurance Company with only six employees located at its home office facility in Bloomington, Illinois can easily mold its property-casualty operations with Meridian's in Indianapolis. American Union Insurance Company intends to focus on private passenger auto insurance distributed through direct response which is also being utilized by Meridian in several markets. Combining our expertise would exponentially increase an initiative we began in 1981.

     . Lacking the scale needed to compete in the increasingly competitive marketplace, American Union sold its independent agent operations to Unitrin, Inc. on January 1, 1997 and agreed to a three-year non-compete agreement lasting until December 31, 1999. With the termination of the non-compete agreement, we could combine the property-casualty operations and compete for American Union's prior agents and policies.
     . We recognize Meridian's operating record. We recognize the contributions of your management and employees and feel they would significantly enhance our operations. I pledge to maintain the aggregate employment of the current Meridian operations and plan to add more jobs in the Indianapolis area over the next few years.

In effecting the merger, our intention is to make the Meridian distribution system the cornerstone of American Union's growth strategy for the independent agency channel, and to preserve and enhance the role that Meridian has played in Indianapolis, the state of Indiana and the regions where you have focused. Meridian's management and employees will be essential to making this happen. Because we have been licensed in Indiana since 1920, we have a long involvement in your headquarters city. I cannot emphasize strongly enough that Indianapolis and your people, including management and employees, will play the key, expanding role in our future.

For your management and employees, there will be the opportunity to reap the financial rewards of their contribution to Meridian's success by tendering their shares. In addition, it is our intention to create an Employee Stock Ownership Plan, after the closing of the merger, that will own up to 10% of the Company's outstanding shares.

For your agents, there will be the opportunity to place business in a combined organization with increased financial strength that would continue to focus on the independent agency channel. We regret that we are forced to take our offer directly to your shareholders, but we believe the benefits of our offer to both of our companies and their employees, agents, policyholders and communities are compelling. We are committed to this transaction and will pursue it to a final conclusion.

In light of the attractive terms of our offer, we request that the Company's Board of Directors take appropriate actions to redeem the Preferred Share Purchase Rights and support the Offer. We expect that you will not take any other actions that would adversely affect your shareholders' ability to receive the benefits of our proposed transaction. It is our hope that we can proceed to complete a transaction with a minimum of delay.

Consistent with our Board of Directors' action, we stand ready to meet with you at your earliest convenience. We are also prepared to discuss your view as to the proper roles for your officers and managers in the combined operation. Our objective is to promptly conclude a transaction that is supported by you and the Company's Board of Directors.

Accordingly, we urge the Board of Directors of Meridian Insurance Group, Inc. to meet its fiduciary obligations to your shareholders by immediately supporting American Union Insurance Company's tender offer for the common shares of Meridian Group and commence negotiations with us to effect a business combination with Meridian Group. I strongly believe this is a win/win opportunity for all concerned - Indianapolis, employees, agents, policyholders and shareholders alike. We hope you will come to share this belief and will let our companies' enormous joint potential be realized.

Sincerely,

Gregory Mark Shepard
Chairman and President
American Union Insurance Company

cc:  Board of Directors, Meridian Insurance Group, Inc.
     Commissioner, Indiana Department of Insurance
     Commissioner, Minnesota Department of Commerce
     Director, Ohio Insurance Department
     Director, Illinois Insurance Department

In connection with Parent's acquisition of the Common Shares, the Board of Directors of Meridian Mutual would be reconstituted so as to be comprised of the five directors of Parent plus Fred H. Backsmeier, Parent's Vice President-Underwriting, and three officers of Meridian. Also in connection with Parent's acquisition of the Common Shares, the Board of Directors of Meridian Citizens Mutual Insurance Company would be reconstituted so as to be comprised of three directors of Parent plus two officers of Meridian.

On August 30, 2000, after Mr. Shepard's visit to the Company's offices, Parent issued a press release announcing its intention to commence the Offer, to be followed by the Proposed Merger. Parent also commenced the litigation described in "Certain Legal Matter; Regulatory Approvals; Certain Litigation Complaint by Parent, Shepard and Purchaser."

On August 31, 2000, Purchaser commenced the Offer.

12. Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations.

General. The purpose of the Offer and the Proposed Merger is to enable Parent to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of the Company. The purpose of the Proposed Merger is to acquire all Common Shares not beneficially owned by the Purchaser following consummation of the Offer.

Pursuant to the Proposed Merger, each then outstanding Common Share (other than Common Shares owned by Parent or any of its affiliates including Shepard, Common Shares held in the treasury of the Company, and if shareholder dissenters' rights are available with respect to Common Shares, Common Shares held by shareholders who perfect any dissenters' rights under the Indiana Corporation
Law) would be converted into the right to receive $20.00 net per Common Share in cash.

Except in the case of a "short-form" merger as described below, under the Indiana Corporation Law, the approval of the Company Board and the affirmative vote of the holders of a majority of the outstanding Common Shares (including any shares owned by Parent, Shepard or Purchaser), would be required to approve the Proposed Merger. If Purchaser acquires through the Offer at least a majority of the voting securities of the Company (which would be the case if the Minimum Condition were satisfied and Purchaser were to accept for payment Common Shares tendered pursuant to the Offer), and if the Rights Redemption Condition, the Business Combination Condition , the Control Share Acquisitions Condition, the Insurance Regulatory Approval Condition, and the Purchaser Obtaining Financing Condition were each satisfied, Purchaser would have sufficient voting power to ensure approval of the Proposed Merger by holders of the Common Shares.

The Indiana Corporation Law also provides that if a parent corporation owns at least ninety percent (90%) of the outstanding shares of each class of stock of a subsidiary, the parent company can effect a "short-form" merger with that subsidiary without a shareholder vote. Accordingly, if Purchaser were to acquire at least ninety percent (90%) of the outstanding Common Shares, and if the Rights Redemption Condition, the Business Combination Condition, the Control Share Acquisitions Condition, the Insurance Regulatory Approval Condition, and the Purchaser Obtaining Financing Condition were each satisfied, then Purchaser could, and intends to, effect the Proposed Merger without any action by any other shareholder of the Company.

Parent intends to continue to seek to negotiate with the Company with respect to the acquisition of the Company. If such negotiations result in a definitive merger agreement between the Company and Parent, certain material terms of the Offer may change and Parent would not proceed with any solicitation with regard to the special meeting referred to below. Accordingly, such negotiations could result in, among other things, termination of the Offer and submission of a different acquisition proposal to the Company's shareholders for approval.

In connection with the Offer and the Proposed Merger, Parent and the Purchaser intend, if necessary, to solicit proxies or consents to call the Special Meeting. At the Special Meeting, shareholders would be asked to elect the Parent Nominees and to remove all of the members of the Company Board. Parent expects that, if elected, and subject to their fiduciary duties under applicable law, the Parent Nominees would cause the Company Board to approve the Proposed Merger and take any other actions necessary to permit the Offer and the Proposed Merger to be consummated. Such solicitation will be made pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act. In addition, in the event the Offer is terminated or not consummated, or after expiration of the Offer and pending consummation of the Proposed Merger, and in accordance with all applicable laws, Parent may seek to acquire additional Common Shares, through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as it may determine, which may be higher or lower than the Offer Price and could be for cash or other consideration.

The Offer does not constitute a solicitation of proxies for any annual or other meeting of the Company's shareholders. Any such solicitation which Parent or Purchaser might make would be made only pursuant to separate proxy materials in compliance with the requirements of Section 14(a) of the Exchange Act.

Whether or not the Offer is consummated, Purchaser reserves the right, subject to applicable legal restrictions, to sell or otherwise dispose of any or all Common Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices as it shall determine, which may be higher or lower than the Offer Price and could be for cash or other consideration.

Plans for the Company. In connection with the Offer, Parent and Purchaser have reviewed, on the basis of publicly available information, various business strategies that they might consider in the event that the Parent acquires control of the Company, whether pursuant to the Proposed Merger or otherwise. Shepard intends to contribute his ownership of the Company to Parent. Parent and Purchaser intend to expand the Company's business, and utilize the Company's infrastructure and capabilities to improve the performance of Parent's existing property/casualty operations. Parent believes the acquisition would provide immediate benefits from improved geographic distribution of risk, resulting in more stable underwriting results and lower reinsurance costs. In addition, Parent intends to capitalize on the Company's independent agency distribution, agency interface technology and commercial underwriting and product management expertise. Parent expects to identify significant business opportunities between the Company and Parent's insurance operations. Purchaser and Parent believe that, in the aggregate, the proposed transactions would result in increased growth and investment in the Company and its operations. Parent intends to aggressively pursue initiatives focused on launching new products, marketing in new ways, expanding geographically, seeking selective acquisitions, increasing productivity and reducing costs, and placing even greater focus on service to the Company's independent agents and policyholders. Except as indicated in this Offer to Purchase and based upon publicly available information, neither Parent nor Purchaser has any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries or any material change in the Company's capitalization or dividend policy or any other material changes in the Company's corporate structure or business.

Dissenters' Rights and Other Matters. Holders of Common Shares will not have dissenters' rights as a result of the Offer. Pursuant to Chapter 44 of the Indiana Corporation Law, shareholders may have dissenters' rights with respect to the Proposed Merger. In general, shareholders are entitled to dissent in the event of the consummation of (i) a plan of merger to which the corporation is a party if either (a) shareholder approval is required for the merger under the Indiana Corporation Law or the articles of incorporation and the shareholder is entitled to vote on the merger, or (b) the corporation is a subsidiary that has merged with its parent; and (ii) a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the plan. Pursuant to Chapter 44 of the Indiana Corporation Law, holders of Common Shares who have dissenters' rights, if any, and who comply with the applicable statutory procedures (and who have not otherwise agreed with the Company as to the value of their shares) will be entitled to receive the amount that the corporation estimates to be the fair value of the dissenter's shares, plus accrued interest.

Dissenters' rights will not be available to shareholders in connection with the Proposed Merger if, at the date fixed to determine the shareholders entitled to notice of and to vote on the Proposed Merger, the common stock is registered on a national securities exchange or traded on NASDAQ.

The foregoing summary of Chapter 44 of the Indiana Corporation Law does not purport to be complete and is qualified in its entirety by reference to such statutory sections.

The Proposed Merger would have to comply with any applicable federal law at the time of its consummation. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Proposed Merger. However, Rule 13e-3 would be inapplicable if (i) the Common Shares are deregistered under the Exchange Act prior to the Proposed Merger or (ii) the Proposed Merger is consummated within one year after the purchase of the Common Shares pursuant to the Offer and the amount paid per Common Share in the Proposed Merger is at least equal to the amount paid per Common Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction be filed with the SEC and disclosed to shareholders prior to consummation of the transaction.

The Company Articles and the Company By-laws. The Company's Restated Articles of Incorporation dated October 3, 1986, as amended by Articles of Amendment dated May 5, 1999 (the "Company Articles"), and the Company's By-laws as amended through December 9, 1998 (the "Company By-laws") contain several provisions that may impede or delay a change in control of the Company following the purchase of Common Shares by Purchaser pursuant to the Offer, including, among others, (i) a provision that the Company Board shall be classified, with each class elected for a term of three years and one class elected each year at the Company's annual meeting of shareholders, (ii) a provision requiring advance notice to the Company of any shareholder nominations for directors at an annual meeting of shareholders, (iii) a provision that special meetings of shareholders may be called only by the President of the Company, the Company Board, or holders of at least 66.6% of the votes entitled to be cast on any issue proposed to be considered at the meeting.

Pursuant to Article VI of the Company Articles and Article III, Section 2 of the Company By-laws, the Company Board is divided into three nearly equal classes of directors, with each class elected for a term of three years. One class is elected at the Company's annual meeting of shareholders each year. The number of the Company's directors is currently eight pursuant to Article III of the Company By-laws, and there are currently eight directors. Pursuant to Article II, Section 8 of the Company By-laws and Chapter 33 of the Indiana Corporation Law, members of the Company Board may be removed with or without cause, upon the majority vote of a quorum at the Special Meeting unless a greater vote is required by law. Section 23-1-33-8 of the Indiana Corporation Law provides that, in the absence of cumulative voting, a director may be removed only if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director.

If, following consummation of the Offer, the members of the Company Board in office at such time were to refuse to approve the Proposed Merger (or any other transaction or corporate action proposed by Purchaser that required approval of the Company Board), Purchaser, in order to consummate the Proposed Merger (or any such other transaction or corporate action), would first have to replace at least a majority of the Company Board with its own designees. As a result of the classified board provision contained in the Company Articles, at least two annual meetings of the Company's shareholders could be required to enable nominees of Purchaser to comprise a majority of the Company Board unless members of the Company Board are earlier removed pursuant to Chapter 33 of the Indiana Corporation Law. If the current Company Board opposes the Offer or the Proposed Merger, Parent may determine, whether or not the Offer is then pending, to take action necessary to place a majority of its designees on the Company Board, including without limitation, seeking to solicit proxies from the shareholders of the Company for use at the Company's 2001 annual meeting of shareholders for the purpose of electing new directors designated by Purchaser and removing existing directors, or at the Special Meeting.

The Offer does not constitute a solicitation of such proxies at any meeting of the Company's shareholders. Any such solicitation which Parent, Shepard or Purchaser may make will be made only pursuant to separate proxy materials in compliance with the requirements of Section 14(a) of the Exchange Act.

The foregoing description of the Company Articles and the Company By-laws is qualified in its entirety by reference to the full text of the Company Articles and the Company By-laws, copies of which have been filed by the Company as exhibits to documents filed with the SEC and may be obtained in the manner described in Section 8 (except that copies may not be available at regional offices of the SEC).

13. Dividends and Distributions.

If, on or after the date of this Offer to Purchase, the Company should (i) split, combine or otherwise change the Common Shares or its capitalization, (ii) issue or sell any additional securities of the Company or otherwise cause an increase in the number of outstanding securities of the Company or (iii) acquire currently outstanding Common Shares or otherwise cause a reduction in the number of outstanding Common Shares, then, without prejudice to Purchaser's rights under Sections 1 and 14, Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the purchase price and other terms of the Offer, including, without limitation, the amount and type of securities offered to be purchased.

If, on or after the date of this Offer to Purchase, the Company should declare or pay any dividend on the Common Shares, other than regular quarterly dividends, or make any distribution (including, without limitation, the issuance of additional Common Shares pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Common Shares that is payable or distributable to shareholders of record on a date prior to the transfer to the name of Purchaser or its nominee or transferee on the Company's stock transfer records of the Common Shares purchased pursuant to the Offer, then, without prejudice to Purchaser's rights under Sections 1 and 14, (i) the purchase price per Common Share payable by Purchaser pursuant to the Offer will be reduced by the amount of any such cash dividend or cash distribution and (ii) any such non-cash dividend, distribution or right to be received by the tendering shareholders will be received and held by such tendering shareholders for the account of Purchaser and will be required to be promptly remitted and transferred by each such tendering shareholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount of value thereof, as determined by Purchaser in its sole discretion.

14. Conditions of the Offer.

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time in its sole discretion, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Common Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Common Shares, and may terminate the Offer as to any Common Shares not then paid for, if, in the sole judgment of Purchaser (i) at or prior to the expiration of the Offer, any one or more of the Minimum Condition, Rights Redemption Condition, the Business Combination Condition, the Control Share Acquisitions Condition, the Insurance Regulatory Approval Condition, or the Purchaser Obtaining Financing Condition has not been satisfied, (ii) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the purchase of Common Shares pursuant to the Offer shall not have expired or been terminated, or (iii) at any time on or after August 30, 2000, and prior to the acceptance for payment of Shares, any of the following events shall occur:

(a) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim before any court, governmental regulatory or administrative agency or commission, authority or tribunal, domestic, foreign or supranational, by any government, governmental authority or other regulatory or administrative agency or commission, domestic, foreign or supranational, or by any other person, domestic or foreign (whether brought by the Company, an affiliate of the Company or any other person), which (i) challenges or seeks to challenge the acquisition by Parent or Purchaser or any affiliate of either of them of the Common Shares, restrains, delays or prohibits or seeks to restrain, delay or prohibit the making of the Offer or the Proposed Merger, consummation of the transactions contemplated by the Offer or any other subsequent business combination, restrains or prohibits or seeks to restrain or prohibit the performance of any of the contracts or other arrangements entered into by Purchaser or any of its affiliates in connection with the acquisition of the Company or obtains or seeks to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer, the Proposed Merger or any other subsequent business combination, (ii) prohibits or limits or seeks to prohibit or limit Parent's or Purchaser's ownership or operation of all or any portion of their or the Company's business or assets (including without limitation the business or assets of their respective affiliates and subsidiaries) or to compel or seeks to compel Parent or Purchaser to dispose of or hold separate all or any portion of their own or the Company's business or assets (including without limitation the business or assets of their respective affiliates and subsidiaries) or imposes or seeks to impose any limitation on the ability of Parent, Purchaser or any affiliate of either of them to conduct its own business or own such assets as a result of the transactions contemplated by the Offer, Proposed Merger or any other subsequent business combination, (iii) makes or seeks to make the acceptance for payment, purchase of, or payment for, some or all of the Common Shares pursuant to the Offer or the Proposed Merger illegal or results in a delay in, or restricts, the ability of Parent or Purchaser, or renders Parent or Purchaser unable, to accept for payment, purchase or pay for some or all of the Common Shares or to consummate the Proposed Merger, (iv) imposes or seeks to impose limitations on the ability of Parent or Purchaser or any affiliate of either of them effectively to acquire or hold or to exercise full rights of ownership of the Common Shares, including, without limitation, the right to vote the Common Shares purchased by them on an equal basis with all other Common Shares on all matters properly presented to the shareholders of the Company, (v) in the sole judgment of Parent or Purchaser, might adversely affect the Company or any of its subsidiaries or affiliates or Parent, Purchaser, or any of their respective affiliates or subsidiaries, (vi) in the sole judgment of Parent or Purchaser, might result in a diminution in the value of the Common Shares or the benefits expected to be derived by Parent or Purchaser as a result of the transactions contemplated by the Offer, (vii) in the sole judgment of Parent or Purchaser, imposes or seeks to impose any material condition to the Offer unacceptable to Parent or Purchaser or (viii) otherwise directly or indirectly relates to the Offer, the Proposed Merger or any other business combination with the Company;

(b) there shall be any action taken, or any statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable to the Offer, the Proposed Merger or other subsequent business combination between Purchaser or any affiliate of Purchaser and the Company or any affiliate of the Company or any other action shall have been taken, proposed or threatened, by any government, governmental authority or other regulatory or administrative agency or commission or court, domestic, foreign or supranational, other than the routine application of the waiting period provisions of the HSR Act to the Offer, that, in the sole judgment of Parent or Purchaser, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

(c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders, equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications, results of operations or prospects of the Company or any of its subsidiaries or affiliates which, in the sole judgment of Parent or Purchaser, is or may be materially adverse to the Company or any of its subsidiaries or affiliates, or Parent or Purchaser shall have become aware of any fact which, in the sole judgment of Parent or Purchaser, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the Common Shares to Parent or Purchaser;

(d) there shall have occurred (i) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (ii) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the sole judgment of Parent or Purchaser, might affect the extension of credit by banks or other lending institutions, (iii) a commencement of a war, armed hostilities or other national or international crisis directly or indirectly involving the United States, (iv) any significant change in United States or any other currency exchange rates or any suspension of, or limitation on, the markets therefor (whether or not mandatory), (v) any significant adverse change in the market price of the Common Shares or in the securities or financial markets of the United States, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the sole judgment of Parent or Purchaser, a material acceleration or worsening thereof;

(e) the Company or any subsidiary of the Company shall have, at any time after August 30, 2000 (i) issued, distributed, pledged, sold or authorized, proposed or announced the issuance of or sale, distribution or pledge to any person of
(A) any shares of its capital stock (other than sales or issuances pursuant to options outstanding on

August 30, 2000 in accordance with their terms as disclosed on such date) of any class (including without limitation the Common Shares) or securities convertible into any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of the Company, or (B) any other securities in respect of, in lieu of, or in substitution for, Common Shares outstanding on August 30, 2000, (ii) purchased, acquired or otherwise caused a reduction in the number of, or proposed or offered to purchase, acquire or otherwise reduce the number of, any outstanding Common Shares, or other securities, (iii) declared, paid or proposed to declare or pay any dividend or distribution on any Common Shares (other than the regular quarterly dividend on the Common Shares not in excess of the amount per share, and with record and payment dates, in accordance with recent practice) or on any other security or issued, authorized, recommended or proposed the issuance or payment of any other distribution in respect of the Common Shares, whether payable in cash, securities or other property, (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred any debt other than in the ordinary course of business and consistent with past practice or any debt containing burdensome covenants, (vi) issued, sold, authorized, announced or proposed the issuance of or sale to any person of any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities or incurred or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (vii) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of the Common Shares, (viii) authorized, recommended, proposed or entered into or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of a material amount of assets or securities, any material change in its capitalization, any waiver, release or relinquishment of any material contract rights or comparable right of the Company or any of its subsidiaries or any agreement contemplating any of the foregoing or any comparable event not in the ordinary course of business, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced, (ix) transferred into escrow any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or entered into any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business and consistent with past practice or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to the employees as a result of or in connection with the transactions contemplated by the Offer or any other change in control of the Company, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or Parent or Purchaser shall have become aware of any such action which was not previously disclosed in publicly available filings, (xi) amended or proposed or authorized any amendment to the Company Articles or the Company By-laws or similar organizational documents, (xii) authorized, recommended, proposed or entered into any other transaction that in the sole judgment of Parent or Purchaser could, individually or in the aggregate, adversely affect the value of the Common Shares to Parent or Purchaser or (xiii) agreed in writing or otherwise to take any of the foregoing actions or Parent or Purchaser shall have learned about any such action which has not previously been publicly disclosed by the Company and also set forth in filings with the SEC;

(f) the Company and Parent or Purchaser shall have reached an agreement or understanding that the Offer be terminated or amended or Parent or Purchaser (or one of their respective affiliates) shall have entered into a definitive agreement or an agreement in principle to acquire the Company by merger or similar business combination, or purchase of Common Shares or assets of the Company;

(g) Parent or Purchaser shall become aware (i) that any material contractual right of the Company or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries shall become accelerated or otherwise become due prior to its stated due date, in either case with or without notice or the lapse of time or both, as a result of the transactions contemplated by the Offer or the Proposed Merger, or (ii) of any covenant, term or condition in any of the Company's or any of its subsidiaries' instruments or agreements that are or may be materially adverse to the value of the Common Shares in the hands of Purchaser or any other affiliate of Parent (including, but not limited to, any event of default that may ensue as a result of the consummation of the Offer, consummation of the Proposed Merger or any other business combination or the acquisition of control of the Company); or

(h) Parent or Purchaser shall not have obtained any waiver, consent, extension, approval, action or non-action from any governmental authority or agency which in its judgment is necessary to consummate the Offer; which, in the sole judgment of Parent or Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Parent or Purchaser or any of their affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer Parent and Purchaser have the right to rely on any condition set forth in this Section 14 being satisfied in determining whether to consummate the Offer; however, if Parent or Purchaser asserts the satisfaction of any such condition without relying on the exercise of its reasonable judgment or some other objective criteria, Parent and Purchaser shall promptly disclose such assertion and the Expiration Date will be (and, if necessary, will be extended to be) at least five (5) business days after the date of such disclosure.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser in their sole discretion, regardless of the circumstances (including any action or omission by Parent or Purchaser) giving rise to any such conditions or may be waived by Parent or Purchaser in their sole discretion in whole or in part at any time and from time to time. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Parent or Purchaser concerning any condition or event described in this Section 14 shall be final and binding upon all parties.

15. Certain Legal Matters; Regulatory Approvals; Certain Litigation.

General. Except as otherwise disclosed herein, based on a review of publicly available information filed by the Company with the SEC, neither Purchaser nor Parent is aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Common Shares and the indirect acquisition of the capital stock of the Company's insurance subsidiaries by Parent or Purchaser pursuant to the Offer or the Proposed Merger, or (ii) any approval or other action by any governmental, administrative or regulatory agency or authority, domestic, foreign or supranational, that would be required for the acquisition or ownership of Common Shares, or the indirect acquisition of the capital stock of the Company's insurance subsidiaries by Parent or Purchaser as contemplated herein. Should any such approval or other action be required, Parent and Purchaser currently contemplate that such approval or action would be sought. While Purchaser does not currently intend to delay the acceptance for payment of Common Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, Purchaser or Parent or that certain parts of the businesses of the Company, Purchaser or Parent might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken. Purchaser's obligation under the Offer to accept for payment and pay for Common Shares is subject to certain conditions. See Section 14.

State Insurance Approvals. The acquisition of Common Shares pursuant to the Offer will require filings with, and approvals of, the Insurance Commissions under the Insurance Codes of Indiana, Minnesota and Ohio, which are the United States jurisdictions in which the insurance companies owned or otherwise controlled by the Company are domiciled, and in Illinois pursuant to Section
131.12 (a) of the Illinois Revised Code for informational purposes. The Insurance Codes of Indiana, Minnesota and Ohio each contain similar provisions applicable to the acquisition of control of a domestic insurer, including a presumption of control that arises from the ownership of ten percent (10%) or more of the voting securities of a domestic insurer or of any person that controls a domestic insurer.

Generally, a person seeking to acquire voting securities, such as the Common Shares, in an amount that would result in such person controlling, directly or indirectly, a domestic insurer must, together with any person ultimately controlling such person, file a Form A with the relevant Insurance Commission and send a copy of such Form A to the domestic insurer. Parent and Purchaser made Form A filings with the relevant Insurance Commissions and sent copies thereof to the relevant domestic insurers on the date of this Offer to Purchase. In addition, Parent is evaluating whether the approvals of any other Insurance Commissioners are required and, if Parent determines that any such approvals are required, the Insurance Regulatory Condition will be deemed to include the receipt of such approvals.

In Indiana, Minnesota and Ohio, the Form A filings trigger public hearing requirements and statutory periods within which decisions must be rendered approving or disapproving the acquisition of control. The periods within which hearings must be commenced or decisions rendered may not begin until the relevant Insurance Commissioner has deemed the Form A filing complete, and the Insurance Commissioner has discretion to request that Parent and Purchaser furnish additional information before such Insurance Commissioner deems the Form A filing complete. The Indiana and Minnesota Insurance Codes provide that a public hearing must be commenced within sixty (60) days and thirty (30) days, respectively, after the Form A is filed and that the relevant Insurance Commissioner must make the determination within thirty (30) days after the conclusion of such hearing. The Ohio Insurance Codes do not provide any deadlines relating to the commencement of a public hearing or a determination by the relevant Insurance Commissioner.

The Indiana, Minnesota and Ohio Insurance Codes generally require the relevant Insurance Commissioner to approve the application for the acquisition of control unless the Insurance Commissioner determines, after a public hearing, that such application should be disapproved on one or more prescribed statutory grounds. The Indiana, Minnesota and Ohio Insurance Codes also contain provisions providing generally for judicial review of an Insurance Commissioner's order.

Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and to the FTC and certain waiting period requirements have been satisfied. Parent expects to file such information on the date hereof. Under the provisions of the HSR Act applicable to the Offer, the purchase of Common Shares pursuant to the Offer may not be consummated until the expiration of a 15 calendar day waiting period following the filing by Parent, unless the Antitrust Division and the FTC terminate the waiting period prior thereto. If, within such 15-day period, either the Antitrust Division or the FTC requests additional information or material from Parent concerning such Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. Purchaser will not accept for payment Common Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 14.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's acquisition of Common Shares pursuant to the Offer. At any time before or after Purchaser's acquisition of Common Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Common Shares pursuant to the Offer or otherwise or seeking divestiture of Common Shares acquired by Purchaser or divestiture of substantial assets of Parent or its affiliates. Private parties and state attorneys general may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer or other acquisition of Common Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14 for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

State Takeover Statutes. Various states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or places of business in such states. In Edgar v. Mite Corp., the United States Supreme Court held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the United States Supreme Court held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions.

The State of Indiana has a takeover statute, but it does not apply to an offer in which the target company is an insurance company or insurance holding company subject to regulation by the Commissioner of Insurance. Accordingly, Parent, Shepard and Purchaser have not complied with the Indiana takeover statute.

Except as described in this Offer to Purchase, neither Purchaser, Shepard nor Parent has currently complied with any state takeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Proposed Merger, and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Proposed Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Proposed Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Proposed Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Common Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Proposed Merger. In such case, Purchaser may not be obliged to accept for payment or pay for any Common Shares tendered pursuant to the Offer.

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. Purchaser does not know whether any of these laws will, by their terms, apply to the Offer and has not complied with any such laws. Should any person seek to apply any state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws are applicable, and an appropriate court does not determine that such law is, or such laws are, inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Common Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for payment any Common Shares tendered. See Section 14.

The Business Combination Chapter. Consummation of the Offer is conditioned upon Purchaser being satisfied, in its sole discretion, that the provisions of the Business Combination Chapter of the Indiana Corporation Law (Chapter 43) are inapplicable to the acquisition of Common Shares pursuant to the Offer and the Proposed Merger.

The Business Combination Chapter provides, in general, that an Indiana corporation, such as the Company, may not engage in a "Business Combination," defined to encompass a variety of transactions, including a merger, with an "Interested Shareholder," defined generally as a person that is the owner of ten percent or more of the outstanding voting stock of the corporation, for five years after the shareholder became an Interested Shareholder, unless: (a) the Business Combination is approved by the corporation's board before the shareholder becomes an Interested Shareholder, or (b) after the shareholder becomes an Interested Shareholder, upon the expiration of the five year period, the Business Combination is authorized by the affirmative vote of a majority of the voting stock, excluding that of the Interested Shareholder.

Section 4.06 of Article IV of the Company Articles, believed by Parent and Purchaser to have been filed with the Secretary of State of the State of Indiana in 1993, provides that as permitted by Section 23-1-43-22(1) of the Indiana Corporation Law, the Company expressly elects not to be governed by Section 23-1-43 of the Indiana Corporation Law, relating to business combinations. A subsequent amendment to the Company Articles, filed with the Secretary of State of the State of Indiana on July 30, 1997, amending Article IV, failed to include
Section 4.06 of the Restated Articles of Incorporation. On August 30, 2000, Parent, Shepard and Purchaser instituted a declaratory judgment action against the Company Board in the Southern District of Indiana claiming that the amendment to the Company Articles filed with the Secretary of State of the State of Indiana on July 30, 1997 was ineffective because the amendment did not in fact remove Section 4.06 from the Company Articles. Alternatively, Parent, Shepard and Purchaser claim, inter alia, that if the amendment of the Company Articles was effective, the amendment is invalid because shareholder approval of the amendment was fraudulently obtained in violation of the Indiana Business Corporation Act and the rules and regulations of the SEC.

The Business Combination Condition will be satisfied if Purchaser, in its sole discretion, is satisfied that the provisions of the Business Combination Chapter are inapplicable to the acquisition of Common Shares pursuant to the Offer and the Proposed Merger for any reason.

The foregoing summary of the Business Combination Chapter does not purport to be complete and is qualified in its entirety by reference to the provisions of the Business Combination Chapter.

The Control Share Acquisitions Chapter. Consummation of the Offer is conditioned upon Purchaser being satisfied, in its sole discretion, that the provisions of the Control Share Acquisitions Chapter are inapplicable to the acquisition of Common Shares pursuant to the Offer and the Proposed Merger.

Under Chapter 42 of the Indiana Corporation Law, with certain exceptions, a person proposing to acquire or acquiring voting shares of an "issuing public corporation" (which definition includes corporations having at least 100 shareholders and in which more than 10% of its shareholders are Indiana residents, more than 10% of its shares are owned by Indiana residents, or which have 10,000 or more shareholders who are Indiana residents) sufficient to entitle that person to exercise voting power within any of the ranges of one-fifth to less than one-third of all voting power, one-third but less than a majority of all voting power, or a majority or more of all voting power (a "Control Share Acquisition") may give a notice of such fact to the corporation containing certain specified data. The acquiring person may request that the directors call a special meeting of shareholders for the purpose of considering the voting rights to be accorded the shares so acquired ("Control Shares"), and the Control Shares have voting rights only to the extent granted by a resolution approved by the shareholders. That resolution must be approved by a majority of the votes entitled to be cast by each voting group entitled to vote separately on the proposal, excluding shares held by the acquiring person and shares held by management. Control Shares as to which the required notice has not been filed and any control shares not accorded full voting rights by the shareholders may be redeemed at fair market value by the corporation pursuant to the procedures adopted by the Corporation in its articles of incorporation or by-laws before a Control Share Acquisition has occurred. The Company has not adopted such a provision in its Articles or By-laws.

Section 4.05 of Article IV of the Company Articles, believed by Parent and Purchaser to have been filed with the Secretary of State of the State of Indiana in 1993, provides that Section 23-1-42 of the Indiana Corporation Law shall not apply to control share acquisitions (as defined in the Indiana Corporation Law) of shares of the Company. A subsequent amendment to the Company Articles, filed with the Secretary of State of the State of Indiana on July 30, 1997, amending
Article IV, failed to include Section 4.05 of the Articles. On August 30, 2000, Parent, Shepard and Purchaser instituted a declaratory judgment action against the Company Board in the Southern District of Indiana claiming that the amendment to the Company Articles filed with the Secretary of State of the State of Indiana on July 30, 1997 was ineffective because the amendment did not in fact remove Section 4.05 from the Company Articles. Alternatively, Parent, Shepard and Purchaser claim that, inter alia, if the amendment of the Company Articles was effective, the amendment is invalid because shareholder approval of the amendment was fraudulently obtained in violation of the Indiana Business Corporation Act and the rules and regulations of the SEC.

The Control Share Acquisitions Condition will be satisfied if the Purchaser, in its sole discretion, is satisfied that the provisions of the Control Share Acquisitions Chapter are inapplicable to the acquisition of Common Shares pursuant to the Offer and the Proposed Merger for any reason.

The foregoing summary of the Control Share Acquisitions Chapter does not purport to be complete and is qualified in its entirety by reference to the provisions of the Control Share Acquisitions Chapter.

Complaint by Parent, Shepard and Purchaser. On August 30, 2000, Parent, Shepard and Purchaser instituted a declaratory judgment action against the Company Board in the Southern District of Indiana claiming, inter alia, that the amendments to
Article IV of the Company Articles filed with the Secretary of State of the State of Indiana on July 30, 1997 were ineffective because the amendments did not in fact remove Sections 4.05 and 4.06 from the Company Articles. Alternatively, Parent, Shepard and Purchaser claim that if the amendments of the Company Articles was effective, the amendments were invalid because shareholder approval of the amendments were fraudulently obtained in violation of the Indiana Corporation Act and the rules and regulations of the SEC. In addition Parent, Shepard and Purchaser also seek an order compelling the Company Board to approve the Offer and Proposed Merger for purposes of Chapter 35 of the Indiana Business Corporation Law on the grounds that failure to do so would constitute a breach of fiduciary duty to the Company's shareholders and constitute a violation of the securities laws of the State of Indiana by entrenching themselves and their management and by denying the shareholders of the Company the right to decide for themselves the future of the Company they own.

The complaint also alleges that the Company Board defendants have breached their fiduciary duties by rejecting plaintiffs' offer to purchase all of the outstanding Common Shares of the Company for $20 per Common Share, a substantial premium over market value.

16. Fees and Expenses.

Except as set forth below, neither Parent, Purchaser nor Shepard has directly or indirectly employed or agreed to compensate any person to make solicitations or recommendations in connection with the Offer.

Except as set forth below, neither Parent, Purchaser nor Shepard will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Common Shares pursuant to the Offer.

Purchaser has retained ChaseMellon Shareholder Services, L.L.C. to act as the Information Agent in connection with the Offer. The Information Agent may provide advice and consultation concerning the planning and execution of the Offer; assist in the preparation and placement of newspaper ads; assist in the distribution of Offer documents to brokers, banks, nominees, institutional investors, and other shareholders and investment community accounts; answer collect and tollfree telephone inquiries from shareholders and their representatives; and call or otherwise contact individuals who are registered holders. The Information Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the Federal securities laws.

In addition, ChaseMellon Shareholder Services, L.L.C. has been retained as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering material to their customers.

The following is an itemized statement of all expenses incurred or estimated to be incurred by Purchaser and Parent in connection with the Offer:

          Information Agent    $  4,000.00
          Depositary           $ 21,000.00
          Mailing/Handling     $  5,000.00
          Legal                $200,000.00
          Printing             $  5,000.00
          Other                $  9,000.00
                               -----------

          Total                $244,000.00

17. Miscellaneous.

Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Common Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Common Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Parent, Shepard or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Parent, Shepard and Purchaser have filed with the SEC the Schedule 14D-1 together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule 14D-1 and any amendments thereto, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 8 (except that they may not be available at the regional offices of the SEC).

MERIDIAN INSURANCE GROUP ACQUISITION CORPORATION

August 31, 2000

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for the Common Shares and any other required documents should be sent by each shareholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                       The Depositary for the Offer is:

                   ChaseMellon Shareholder Services, L.L.C.

           By Mail.            By Overnight Courier Delivery,            By Hand.
      Post Office Box 3301       85 Challenger Road - Mail        120 Broadway, 13th Floor
   South Hackensack, NJ 07606         Drop - Reorg                  New York, NY 10271
      Attn: Reorganization      Ridgefield Park, NJ 07660           Attn: Reorganization
         Department               Attn: Reorganization                 Department
                                       Department
                                By Facsimile Transmission:
                                      (201)  296-4293
                                   Confirm by Telephone:
                                       (201) 296-4860

Any questions or requests for assistance may be directed to the Information Agent at their telephone numbers and location listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at its address and telephone numbers set forth below. Holders of Common Shares may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                   ChaseMellon Shareholder Services, L.L.C.
                                44 Wall Street
                                   7th Floor
                           New York, New York 10005
                            FOR FURTHER INFORMATION
                         CALL TOLL-FREE (888) 451-6741